UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

Amendment #1

[X]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________

OR

[   ]

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  __________

Animas Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

410 – 325 Howe Street, Vancouver, British Columbia. Canada  V6C 1Z7

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.     33,638,135

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes [ ]     No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.      Yes [ ]     No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.     Yes [ ]     No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. (Check one):

Large accelerated filer [ ]   Accelerated filer [ ]    Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [  ]

International Financial Reporting Standards as issued   Other [ X]

by the International Accounting Standards Board [   ]

Indicate by check mark which financial statement item the registrant has elected to follow:      Item 17 [X]     Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).                  Yes [ ] No [X]

Index to Exhibits on Page 78

Animas Resources Ltd.

FORM 20-F/A REGISTRATION STATEMENT

INTRODUCTION

Animas Resources Ltd. (“Animas” or the “Company”) was incorporated on June 29, 2006, under the British Columbia Business Corporations Act under the name “Deal Capital Ltd.”   On December 14, 2006, the Company completed its initial public offering and its common shares began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “DCP.P”.  The name was changed to Animas Resources Ltd. on July 10, 2007 and the trading symbol was changed to “ANI”.  The Company’s telephone number is 604-687-6197.

BUSINESS OF ANIMAS RESOURCES LTD.

Animas Resources Ltd. is principally a mineral company engaged in the acquisition and exploration of mineral properties.  Its primary property is a gold exploration property in northern Mexico, the Santa Gertrudis Property.

There are no known proven reserves of minerals on Animas’s properties.  Animas does not have any commercially producing mines or sites, nor is Animas in the process of developing any commercial mines or sites.  Animas has not reported any revenue from operations since incorporation.  As such, Animas is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions.  Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders.  We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors

Table No. 1 lists as of 6/1/2008 the names of the Directors.

Table No. 1
Directors
Name	Age	Date First Elected of Appointed
Mark T. Brown (1)(2)	40	June 29, 2006
Gregory E. McKelvey (3)	64	July 10, 2007
Bryan Morris (1)(4)	69	July 10, 2007
Donald E. Ranta (1)(5)	65	July 10, 2007

(1) Member of Audit Committee.

(2) Business Address: 410 – 325 Howe Street, Vancouver, B.C., Canada  V6C 1Z7

(3) Business Address: 6545 Ruin Hill Loop, Pine, Arizona, USA  85544

(4) Business Address: 4349 Puget Drive, Vancouver, B.C., Canada  V6L 2V7

(5) Business Address: 309 Parkview Ave., Golden, Colorado, USA  80401

_____________________________________________________________________________

_____________________________________________________________________________

Bryan Morris, and Donald Ranta:

as independent directors, they supervise management and help to ensure compliance with corporate governance policies and standards.

Mark Brown, and Gregory McKelvey:

as directors, they participate in management oversight and help to ensure compliance with our corporate governance policies and standards.

1.A.2. Senior Management

Table No. 2 lists, as of 6/1/2008, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management
Name and Position	Age	Date of First Appointment
Gregory E. McKelvey, President & CEO	64	July 10, 2007
John R. Wilson, VP Exploration	64	July 26, 2007
Winnie Wong, Chief Financial Officer	33	July 5, 2007

Gregory McKelvey’s business functions, as President and CEO, include strategic planning and management of operations of the Company, and reporting to the Board of Directors.

John Wilson’s business functions, as VP Exploration, include responsibility for evaluation and acquisition of the Company’s mineral properties; planning and implementation of all exploration programs, including drilling; recruitment of technical contractors and personnel.

Winnie Wong’s functions as Chief Financial Officer, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  She assists in ensuring the Company’s compliance with all statutory and regulatory compliance.

1.B. Advisors

The Company’s transfer agent and registrar is:

  Pacific Corporate Trust Company

  510 Burrard Street, 3rd Floor

  Vancouver, British Columbia, Canada  V6C 3B9

The Company’s Canadian legal counsel:

  McCullough O’Connor Irwin LLP

  1100 – 888 Dunsmuir Street

  Vancouver, British Columbia, Canada  V6C 3K4

  Contact: David Gunasekera

  Telephone: 604-687-7077

  Facsimile: 604-687-7099

The Company’s bank is:

  Canadian Western Bank

  22nd Floor, 666 Burrard Street

  Vancouver, British Columbia, Canada  V6C 2X8

  Contact: Daniel Preto

  Telephone: 604-602-2779

  Facsimile: 604-669-5006

1.C Auditors

The Company’s auditor is:

  DeVisser/Gray, Chartered Accountants

  401 – 905 West Pender Street

  Vancouver, B.C. CANADA V6C 1L6

  Telephone: 604-687-5447

  Facsimile: 604-687-6737

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION

3.A.1. Selected Financial Data

3.A.2. Selected Financial Data

On 9/10/2007, the Company changed its fiscal yearend from July 31st to December 31st.

Accordingly, the selected financial data of the Company for the Five Months Ended 12/31/07, the Fiscal 2007 ended 7/31/07, and Fiscal 2006 Ended 7/31/2006 was derived from the consolidated financial statements of the Company that were audited by DeVisser Gray LLP, independent Chartered Accountants, as indicated in their audit reports which are included elsewhere in this Registration Statement.

The selected financial data of the Company for the three-month fiscal period ended 3/31/2008 and 4/30/2007 have been derived from the un-audited financial statements of the Company, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein. The Company had its year end on July 31, 2007 and then changed its year end to December 31, effective December 31, 2007. In correspondence to the British Columbia Securities Commission’s financial statements disclosure requirement, the Company is required to disclose its financial data for the 3 months ended April 30, 2007 to correspond to the March 31, 2008 information.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The auditor’s conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  The auditor’s report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3
Selected Financial Data
(CDN$, except per share data)
	Un-Audited	Un-Audited
	Three Months	Three Months	Audited Five Months	Audited Year	Audited Period
	Ended	Ended	Ended	Ended	Ended
	3/31/2008	4/30/2007	12/31/2007	7/31/2007	7/31/2006
Canadian GAAP
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($440,377)	($19,062)	($109,613)	($182,488)	($1,870)
Net Income (Loss)	($440,377)	($19,062)	($109,613)	($182,488)	($1,870)
Basic/Diluted (Loss) Per Share	($0.02)	($0.01)	($0.01)	($0.06)	($0.00)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	25,145,905	2,500,000	21,447,039	3,273,792	1,000,000
Period-End Shares O/S	26,228,622	2,500,000	24,343,507	21,134,000	1,000,000
Working Capital	$7,182,309		$6,543,518	$4,549,739	$98,130
Mineral Properties	$7,611,418		$6,432,526	5,700,015	$0
ST Due to MetalQuest Minerals	$255,800		$491,000	$529,550	$0
LT Due to MetalQuest Minerals	$1,023,200		$982,000	$1,059,100	$0
Shareholder’s Equity	$13,803,872		$12,011,313	$9,190,654	$98,130
Total Assets	$15,268,144		$13,578,626	$10,899,729	$100,084

US GAAP
Net Income (Loss)(1)	($842,124)	($5,882,503)
Net Income (Loss) Per Share	($0.04)	($0.28)
Mineral Properties	$0	$0
Shareholders’ Equity	$5,578,787	$3,490,639
Total Assets	$7,146,199	$5,099,714

(1) Cumulative Net Loss to 12/31/2007 under USGAAP was ($6,726,497).

___________________________________________________________________________________

___________________________________________________________________________________

3.A.3. Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at for: the Five Months Ended December 31, 2007; the Fiscal 2007 Ended July 31, 2007, and Fiscal 2006 Ended July 31, 2006.  The average rates for the periods, the range of high and low rates for the periods and the closing values for the periods are disclosed.  The data for each month during the most recent six months is also provided as is the data for the three months ended 3/31/2008 and 4/30/2007.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar
Period	Average	High	Low	Close
May 2008		1.02	0.98	0.99
April 2008		1.03	1.00	1.01
March 2008		1.03	0.98	1.03
February 2008		1.02	0.97	0.97
January 2008		1.03	0.99	1.00
December 2007		1.01	0.98	0.99

Three Months Ended 3/31/2008	1.00	1.03	0.97	1.03
Three Months Ended 4/30/2007	1.14	1.19	1.11	1.11

Five Months Ended 12/31/2007	1.09	1.19	0.92	0.99
Fiscal Year Ended 7/31/2007	1.12	1.19	1.03	1.07
Fiscal Year Ended 7/31/2006	1.15	1.22	1.10	1.13

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as 3/31/2008, the end of the most recent fiscal period and the most recently available consolidated financial statements.  Since then to 6/15/2008, the Company raised $55,000 through the exercise of 55,000 warrants; and $6,250 through the issuance of 12,500 stock options.  The Company also issued 400,000 common shares for a property payment.

Table No. 5
Capitalization and Indebtedness
MARCH 31, 2008
Short-Term Indebtedness	$255,800
Shareholders’ Equity
Common Shares, no par value
Unlimited Number of common shares authorized
26,228,622 common shares issued and outstanding	$14,272,910
Contributed Surplus	265,310
Retained Earnings (deficit)	($734,348)
Net Shareholders’ Equity	$13,803,872
Long-Term Indebtedness	$1,023,200
TOTAL CAPITALIZATION	$14,827,072

June 1, 2008
Obligations Under Capital Leases	$nil
S-T Due to Related Parties	$nil
Long-Term Debt	$1,023,000
Common Shares Issued and Outstanding	26,696,122
Warrants Outstanding	6,412,841
Stock Options Outstanding	1,760,000
Guaranteed Debt	$nil
Secured Debt	$nil

3.C.  Reasons For The Offer And Use Of Proceeds

      --- No Disclosure Necessary ---

3.D. Risk Factors

Animas Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company’s ability to continue as a Going Concern.

The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  At the end of Animas’s latest fiscal period, 12/31/2007, the Company’s net loss was ($109,613).  The Company’s accumulated deficit at 12/31/2007 was ($293,971).  The Company’s cash position was $6,629,208 and the Company’s working capital position was $6,543,518.  Management believes that based on its current working capital position, the Company will be able to continue operations at least through the end of Fiscal 2008, 12/31/2008, without raising additional capital either through debt or equity financing.

Animas Has No Revenues from Operations and No Ongoing Mining Operations of Any Kind. The Chances of Animas Ever Reaching the Development Stage Are Remote.

The expenditures to be made by Animas in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Animas having to cease operations. If that were the case, investors would lose their entire investment in the company.

Animas Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations.

The properties in which Animas has an interest or the concessions in which Animas has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Animas does not ultimately find a body of ore, it would have to cease operations. If that were the case, investors would lose their entire investment in the Company.

Animas Has No Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. The sale of securities to the public results in dilution to existing shareholders.

None of Animas’s properties have advanced to the commercial production stage and Animas has no history of earnings or positive cash flow from operations. Animas does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to Animas has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

As of June 1, 2008, Animas has 1,760,000 share purchase options outstanding and 6,412,841 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 26,696,122 (as of June 1, 2008) to 34,868,963. This represents an increase of 31% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Animas’s Stockholders.

Because the success of Animas is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of June 1, 2008, there are 1,760,000 share purchase options outstanding, which, if exercised, would result in an additional 1,760,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Animas Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”).

The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of Animas Could Be In An Amount Great Enough to Force Animas to Cease Operations.

The current and anticipated future operations of Animas, including further exploration activities require permits from various Federal and State governmental authorities in Mexico. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force Animas to cease operations. If that were the case, investors would lose their entire investment in the Company.

The Shareholder Rights Plan May Discourage Certain Types of Take-over Bids and May Render More Difficult a Merger, Tender Offer, or Assumption of Control by the Holders of a Large Block of Securities of the Company or the Removal of Incumbent Management

The Company’s shareholder rights plan, as adopted by the Board of Directors and approved by the Shareholders at the Annual General Meeting held on June 17, 2008, may make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire control of, Animas. The shareholder rights plan could limit the price that investors might be willing to pay in the future for shares of our common stock.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Animas and Shareholders Could Find It Difficult to Sell Their Stock.

Animas’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Animas’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Animas is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations.

While engaged in the business of exploring mineral properties, the nature of Animas’s business, its ability to continue its exploration of potential exploration projects, and to develop a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense and the Company may not be able to attract and retain such personnel. Animas’s growth will depend, on the efforts of its Senior Management, particularly its President/CEO, Gregory McKelvey; its Chief Financial Officer, Winnie Wong; its VP Exploration, John Wilson; and its Board of Directors that includes Mark Brown, Gregory McKelvey, Bryan Morris and Donald Ranta.  Animas does not carry key-man insurance on any individuals.  Under the terms of management contracts: Mr. McKelvey is paid $13,000 monthly; and John Wilson is paid $14,500 monthly.  Pacific Opportunity Capital, a private company controlled by Mark Brown, is paid for administrative and accounting services; during the Five Months Ended 12/31/2007, POC was paid $46,500.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Animas. Animas is a corporation incorporated in the province of British Columbia under the British Columbia Corporations Act. A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada and Mexico. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada or Mexico (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer ”, Animas is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company’s executive office is located at:

  410 – 325 Howe Street

  Vancouver, British Columbia, Canada  V6C 1Z7

Telephone: 604-687-3520

Facsimile: 604-688-3392

wwong@pacificopportunity.com

Website: www.animasresources.com

The contact person is: Ms. Winnie Wong, Chief Financial Officer.

The Company’s fiscal year ends December 31st.

The Company’s common shares trade on the TSX Venture Exchange in Canada under the symbol: “ANI”.

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of December 31, 2007, the end of the latest completed fiscal year, there were 25,343,597 common shares issued and outstanding.  On June 1, 2008 there were 26,696,122 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

History and Development of the Company

Incorporation, Corporate Changes, and Name Changes.  The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act under the name “Deal Capital Ltd.”.  As a Capital Pool Company (“CPC”), the principal business of the Company was to complete a Qualifying Transaction (“QT”).  The QT was completed on 7/13/2007 with the completion of the below referenced acquisitions and financings.  The name was changed to “Animas Resources Ltd.” on July 16, 2007.

Initial Public Offering.  On December 14, 2006, the Company completed its initial public offering and its common shares began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “DCP.P”.  On July 16, 2007, the trading symbol was changed to “ANI”.

Acquisitions.  On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”), and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”).  Together, these companies control the Santa Gertrudis Gold Project in northern Mexico.

Financings.  The Company has financed its operations through funds raised in public/private placements of common shares, shares issued for property, and shares issued upon exercise of stock options and share purchase warrants.  Refer to ITEM #10.A.6 for additional information.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
2008 Thru 3/31/2008	Property Acquisition (QT)	153,295	$254,700
2008 Thru 3/31/2008	Property Options/NSR Payments	357,429	$505,198
2008 Thru 3/31/2008	Exercise of Options/Warrants	1,374,391	$1,228,929

2007 Ended 12/31/2007	Private Placements of Units	2,500,000	$2,500,000
	Exercise of Options/Warrants	687,768	$408,272
	Property Acquisition	21,739	$20,000

2007 Ended 7/31/2007	Initial Public Offering	1,500,000	$300,000
	Property Acquisition (QT)	5,250,000	$2,625,000
	Finder’s Fee	379,000	$189,500
	Private Placements of Units	12,400,000	$6,200,000
	Agent’s Commissions	455,000	$227,500
	Exercise of Options	150,000	$30,000

2006 Ended 7/31/2006	Private Placements of Shares	1,000,000	$100,000

Capital Expenditures

Fiscal Year	Capital Expenditures	Purpose
2008 Thru 3/31/2008	$557,137	Property Exploration
2008 Thru 3/31/2008	$17,241	Purchase of Equipment
2007 Ended 12/31/2007	$699,548	Property Exploration Exploration/Development
	$18,420	Purchase of Equipment
2007 Ended 7/31/2007	$371,612	Property Exploration
	$892,079	Qualifying Transaction (net)
2006 Ended 7/31/2006	$nil	nil

Plan Of Operations

Source of Funds for Fiscal 2008/Fiscal 2009, Ending December 31st.  The Company’s primary source of funds since incorporation has been through the issuance of common shares.  As at March 31, 2008, the Company had cash of $7.5 million.  As of June 1, 2008, outstanding share purchase warrants from previous financings, with exercise prices ranging from $0.55 to $1.50, if exercised, would raise an additional $7,037,048.  As of June 1, 2008, outstanding share purchase options with exercise prices ranging from $0.20 to $0.50, if exercised, would raise an additional $923,500.  There is no guarantee that the warrants or the options will be exercised.  The Company has had discussions with third parties about additional equity offerings; but the talks as of 5/31/2008 were preliminary.  Management believes that with the cash the Company currently has on hand and with the potential exercise of the share purchase options and share purchase warrants, the Company will be able to fund its expenditures through the end of Fiscal 2008.

Use of Funds for Fiscal 2008/Fiscal 2009.  During Fiscal 2008/2009, respectively, The Company estimates that it might expend $1 million and $1 million on general/administrative expenses.  During Fiscal 2008/2009 respectively, the Company estimates that it might expend $4.7 million and $5 million on property acquisition/exploration expenses, including property evaluation costs prior to acquisition.

Anticipated Changes to Facilities/Employees.  The Company anticipates no material changes to either facilities or employees in the near future.

United States vs. Foreign Sales

The Company has had no revenue since incorporation in June 2006.

4.B. BUSINESS OVERVIEW

Corporate Overview

The Company is a natural resource exploration company currently engaged in the acquisition and exploration of mineral properties in Mexico.

Its primary property is the Santa Gertrudis Gold Project in northern Mexico.  The Company acquired its primary property on July 5, 2007, with the Company’s acquisition of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”), and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”).  Together, these companies control the Santa Gertrudis Gold Project.

Expenditures on the Company’s properties are detailed below:

	July 31 2006	Expenditures for the Period	July 31 2007	Expenditures for the Period	December 31 2007	Expenditures for the Period	March 31 2008
Santa Gertrudis Property
Camp and general	$nil	$nil	$nil	$72,236	$72,236	$100,231	$172,467
Environmental costs	$nil	$2,409	$2,409	$nil	$2,409	$nil	$2,409
Field costs	$nil	$nil	$nil	$806	$806	$816	$1,622
Foreign value-added tax credit	$nil	$120,072	$120,072	$27,776	$147,848	$32,544	$180,392
Geology	$nil	$7,477	$7,477	$45,397	$52,874	$93,850	$146,724
Geophysical	$nil	$27,496	$27,496	$67,562	$95,058	$169,041	$264,099
Metallurgical consulting	$nil	$nil	$nil	$nil	$nil	$5,646	$5,646
Net smelter royalty payments	$nil	$nil	$nil	$87,500	$87,500	$62,500	$150,000
Office and administrative	$nil	$12,218	$12,218	$105,320	$117,538	$6,761	$124,299
Option payments	$nil	$61,061	$61,061	$147,440	$208,501	$442,698	$651,199
Resources calculation	$nil	$nil	$nil	$8,223	$8,223	$19,109	$27,332
Travel	$nil	$nil	$nil	$33,738	$33,738	$39,291	$73,029
Wages	$nil	$nil	$nil	$110,954	$110,954	$78,062	$189,016
SANTA GERTRUDIS TOTAL	$nil	$5,675,955	$5,675,955	$732,511	$6,408,466	$1,165,945	$7,574,411

Shirley Property
Mining property payments	$nil	$13,387	$13,387	$nil	$13,387	$nil	$13,387
Office and administration	$nil	$nil	$nil	$nil	$nil	$1,385	$1,385
Staking	$nil	$nil	$nil	$nil	$nil	$11,562	$11,562
SHIRLEY TOTAL	$nil	$24,060	$24,060	$nil	$24,060	$12,947	$37,007

TOTAL	$nil	$5,700,015	$5,700,015	$732,511	$6,432,526	$1,178,892	$7,611,418

(1) This includes costs allocated on completion of the QT of $5,159,649 and expenses directly related to the transaction of $247,392.

Corporate Activities

December 24, 2007

Company Closes $2.5 Million Financing / Bonus Pool Plan Amendment

The Company has now completed the non-brokered private placement for $2.5 million.  The offering consists of 2,500,000 units at $1.00 per unit.  Each unit comprises one common share and one-half of a non-transferable share purchase warrant.  A whole warrant may be exercised to purchase one additional common share of the Company at $1.50 per share, for a period of eighteen months from the private-placement closing date.  There were a total of 115 placees in the non-brokered private placement.

The Company received shareholder approval at its recent Annual General Meeting to amend the triggering events of the Bonus Pool Plan, as well as requiring the common shares issued under the Bonus Pool Plan to be subject to a pooling agreement which releases the Bonus Pool shares over a one year period.  The Bonus Pool Plan is designed to motivate and compensate the five members to maximize the resources at Santa Gertrudis and align the goals of the exploration team with best interests of the Company shareholders.  The text of the Bonus Pool Plan and the proposed amendments were fully described in the Company's Information Circular dated 11/2/2007.

November 28, 2007

Company Announces Financing

The Company has also arranged a non-brokered private placement of 1.5 million Units at $1.00 per Unit for gross proceeds of $1.5 million.  Each Unit is to comprise of one common share and one non-transferable warrant.  Each two warrants will entitle the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.  The financing proceeds will be used for acquisition payments, general corporate purposes, and drilling at the Santa Gertrudis property.

June 2006 Through January 2007

Incorporated in June 2006 as a Capital Pool Company, the Company spent the next seven months completing its initial public offering (December 2006) and searching for an acquisition that would meet the TSX Venture Exchange “qualifying transaction” qualifications.

Exploration and Property Activities

May 8, 2008 Update on Project Development

The Company has completed the phase one targeting work leading to the first phase of drilling.  A phase one 10,000-meter drilling program began on June 25, 2008 with a drill that has the capability of reverse circulation drilling and core drilling.  The QA/QC program is in place and we are in the process of making our own local assay standards derived from Santa Gertrudis materials.  The detailed drill target locations will be announced shortly along with recent geochemical sampling.

The Company is completing phase one of our geophysical programs to collect new induced polarization (IP) and reconnaissance IP (RIP) survey data and extensively reprocess the historic airborne and ground geophysical information.  We are confirming and better defining many of our known targets and identifying new ones that will warrant additional investigation after Phase One drilling begins.

A review of this year’s exploration work and the sophisticated reprocessing of existing geophysical data (magnetic, radiometric, electromagnetic, and IP) has confirmed and sharpened the targets that are currently the focus of our program.  In addition, the Company has identified new areas of interest under post-mineral cover and has expanded the permissive area surrounding the current six project areas.  Detailed geologic remapping assists in defining the size of the systems, and analyses of rock samples, with assays pending, give both direct indications of gold as well as the trace element zoning indicators.  Selected sampling of the outcropping feeder zones may reveal regional and local zoning toward hydrothermal centers of the district, once all the assay results are received.

a.

On behalf of the Company, Craig Beasley of Wave Geophysics completed the initial data integration and processing of airborne magnetic data in a sophisticated 3-D modeling program.  In addition to being able for the first time to visualize 3-D magnetic susceptibility distributions in the district, Beasley's efforts provide a valuable framework for interpretations by integrating the geology and mineral controls on several scales.  A logical interpretation of the broad magnetic high features is that the entire district and area of known gold mineralization are underlain by a large irregular intrusive complex.  Also, large areas of receptive host sedimentary rocks are seen to extend to depth in several areas while in other areas the intrusion appears to closely underlie known gold deposits.

b.

On behalf of the Company, Condor Geophysics, under the direction of Ken Weitherly, is completing an extensive review of the electromagnetic data.  Their synthesis is confirming locations of the known feeder zones mapped at the surface and potentially indicating others that are not exposed in surface outcrops or are under shallow cover.

c.

Phase one of the Quantec Geoscience IP survey and Durango Geophysical Operations' RIP surveys have sharpened definition of drill targets in areas of known mineralized extensions and within the six larger target areas.  To date, the Quantec surveys confirm the potential extensions of the Dora, Maribel, and Mirador deposits and show that the Viviana target may well be much larger than previously believed.  Quantec is making exceptional progress and daily checks of their data confirm they are acquiring very high quality data.  The phase one IP surveys have further refined Animas Resources' phase one drill program.

Highlights of the IP survey to date include, but are not limited to, the following:

1.

"Cora-Dora", a +3 square-kilometer zone anchored by the non-43-101 compliant 88,553-ounce historical gold resource at the Dora deposit, is defined by a discreet reconnaissance IP chargeability anomaly to the west and southwest under post-mineral gravel cover and by the existence of possible feeder zones along north-south trends that are cut by several mineralized structures with NW trends.  The western extensions of the Dora deposit were not drilled in the past as the operating companies never were able to acquire the mineral rights to the west that the Company acquired this Spring.  The apparent verification of the permissive target area extending at least 500 meters to the west under gravel cover and over one kilometers along the feeder zones to the south suggests both sizable near-surface potential as well as opportunities for much larger deposits.

2.

The Mirador deposit and the adjacent Melisa, Hilario, and Sofia deposits, form a 1.5-kilometer by 1.0-kilometer zone along the main northwest trend.  Broad and distinct IP chargeability anomalies indicate the mineralized system extends to depth and becomes potentially broader with depth.

3.

The Berta and Berta NW trend have known mineralization, which was drilled by previous owners below the old mine office and truck shop pads extending to the south and southwest.  The size of the target area defined by surface geologic mapping and sparse drilling and several new IP lines is four square kilometers.

4.

Historic drilling at Viviana and new IP chargability anomalies extending to the west form a one square-kilometer zone that mostly does not crop out.  High-grade intercepts of gold in the + 10 gpt range are found in a small area at the surface of Viviana indicating the potential for adjacent larger areas of mineralization.

Durango Geophysical Operations completed the initial phase of a three-phase RIP program to the west and northwest of the mineralization at Santa Gertrudis.  In addition to exploring for extensions of mineralization under post-mineral cover, a positive RIP conductor appears centered over a well-pronounced magnetic feature thought to be an intrusive center under gravel cover to the west on our concessions.  In addition, several other positive RIP conductors were shown to be both on Animas Resources' property package and beyond the property boundary; this resulted in a March 2008 announcement of the staking of 10,770 hectares.  The RIP anomalies will be further detailed by the Quantec pole-dipole IP survey to further define the nature and size of these chargeability anomalies.

a.

Geochemical sampling of the outcropping feeder zones is well advanced and while we await the assays, we should have sufficient data from these samples to understand the local and district-wide metal, trace element, and alteration zoning features. These are critical to determine the best large potential targets and speculate on the source areas and perhaps additional targets worthy of testing.

b.

The San Enrique/Greta acquisition, closed in April 2008, brought with it a vast amount of additional data including non-43-101 compliant historical resources.  These data have now been integrated into the Company's new GIS database.  The historical gold resources offer numerous exciting targets. These targets will be evaluated for future drilling after the Phase One drill program on the Company's existing targets has begun.  In addition, Animas Resources' technical team is evaluating the San Enrique copper/molybdenum porphyry target to potentially be advanced with a partner.

On behalf of the Company, Mine Development Associates is compiling a drill-hole database and will audit and verify it, assist Animas professionals in the task of interpreting cross sections needed for a revised resource estimate, and is assisting with the revised report co-authored by Company staff and qualified consultants.  The initial draft of the 43-101 report is expected in the third quarter.

The Company plans to continue the geophysical data acquisition and interpretations in support of the geologic mapping by Steve Reynolds and Geoff Grier, target mapping by Od1n Christensen and the on-site technical team. Additional targets will be evaluated for the Phase Two drill program.

Project History.  The Company, over the past eight months, consolidated much of the Santa Theresa mining district.  This was accomplished through four separate acquisitions and the staking of over 15,000 hectares.  These include the past producing Santa Gertrudis and Amelia gold deposits and prospects within our 214 square mile landholding.  Santa Gertrudis ore deposits produced 564,000 ounces of gold at an average grade of 2.13 grams per ton from a mine commissioned to start with 1.2 million ounces.  The Amelia Mine reportedly produced more than 150,000 ounces at grades said to be higher than Santa Gertrudis.  Known mineralization extends under post-mineral gravel cover and is open at depth.  Past production and exploration were limited to oxide ores amenable to heap leaching near surface, despite the fact that gold mineralized sulfide material also exists at and near surface.  The Company also has the water rights and the wells used for the past production from the properties.  The Company also purchased all of the outstanding royalties on their land holdings.

April 14, 2008

Company Closes Acquisition of Shirley Property and Acquires Additional Data

The Company has closed the acquisition of 100 percent of the Shirley Property in the Bacanuchi area of Sonora, Mexico.  The TSX Venture Exchange has also accepted the transaction.

March 25, 2008

Company Stakes an Additional 10,770 Hectares

The Company staked an additional 10,770 hectares (41.59 square miles) to the west and southwest of the main Santa Gertrudis gold deposits within the Santa Teresa Mining District.  These concessions will add to the 172.64 square miles of the Santa Teresa district now controlled by the Company.

The Company filed for the new concession when the old claim covering the west and southwest area of the known gold occurrences was declared available by the government.  This area is mostly post-mineral cover along broader extensions of the known mineralization in the central part of the district. Preliminary reviews of this Winter’s geophysical data over the gravel cover give reason to believe the area may well hold potential for additional mineralization.  As a result, an additional 10,770 hectares of mineral concessions have been staked and the paper work filed with the Mexican government.

March 06, 2008

Animas Resources Acquires the San Enrique and Greta Properties and Adds Additional Concessions

The Company has acquired the San Enrique and Greta Properties from MetalQuest Minerals Inc.  The San Enrique and Greta Properties are comprised of 8,500 hectares of the southern-most portion of the Santa Teresa mining district.  The acquisition now includes an additional 3,887 hectares within the area of influence that was held by the previous joint venture partners as a part of their former contract with MetalQuest.  These properties adjoin the Company's Santa Gertrudis Gold Project.  The Company will issue US$450,000 in common shares to MetalQuest to purchase a 100% interest in the property, subject to the TSX Venture Exchange's approval.

February 05, 2008

Company Adds Three New Field Geologists in January 2008

The Company is pleased to announce the addition of William D. Burton, Miguel Angel Fernández, and Sebastian A. Mollapaza to the full-time Company team.  They join the Company's Mexican subsidiary with Alberto Navarro, formerly long-time geological consultant and legal representative, who in January 2008 became a full-time employee.  The three new geologists are working in the field under the direction of John Wilson, VP Exploration.  In addition, Dr. Steven Reynolds, Professor and structural geologist at Arizona State University, Master's student Jeff Geier (studying under Dr. Reynolds), and Dr. Odin (Odie) Christianson, past head geologist for Newmont Mining Corp., are mapping outcrops and old mine workings, developing and documenting new ideas and search models, and continuing to advance drilling targets in the various project areas identified.  Ongoing exploration work includes structural interpretation, sampling, designing drilling campaigns, and lending guidance to the ongoing geophysical program.

January 17, 2008

Company Completes Data Conversion

The Company has completed the conversion of a majority of the voluminous old data sets from past mining operations at Santa Gertrudis.  Michele White Economic Geologist, President of All One River GIS Services, transferred the recovered data in digital format to Mine Development Associates (MDA) that is currently being vetted to meet standards of QA/QC.  MDA is now in a position to continue their data verification and continue resource estimates as part of a new NI 43-101 compliant report the Company plans as it adds new information through drilling scheduled for this early 2008.

The successful consolidation of the various properties owned by different operators at Santa Gertrudis brings with it an impressive amount of exceptional quality geologic, geophysical, engineering, and drill hole data.  Targets and the six projects initially identified (see December 19, 2007 discussion below) using the paper copies and some computer data sets can now be more easily refined and perhaps expanded with these digital data in the GIS programs.  The Company’s technical team expects that with these additional data sets now being viewed for the first time there may be material information that supports the six potential stand alone project areas previously defined by the Company.  This review may also lead to the identification of other potential stand-alone projects. Animas will issue updates as important components of the data are analyzed and assessed for exploration targeting and resource modeling.  These digital data combined with the three dimensional reprocessing of the extensive geophysical data will form a robust foundation for targeting near-surface projects, verifying the suspected feeder structures, and outlining continuations of mineralization to depth.

January 14, 2008

Animas Resources Forms Geophysical Special Projects Group

The Company has formed a Geophysical Special Projects (GSP) group to assist with the current exploration program at the Santa Gertrudis project area. The GSP group will focus on analysis of the extensive geophysical database acquired from the previous operations in the Santa Gertrudis area and begin new, target- specific, ground geophysical operations to assist the geological team, headed by John Wilson, V.P. Exploration, with further drill target delineation.  John Reynolds of Durango Geophysical Operations will oversee and coordinate the activities of the GSP group.

a.

Dr. Craig Beasley of Wave Geophysics L.L.C., Evergreen, Colorado will lead the aeromagnetic data reprocessing and 3D inversion efforts and take a primary role in the integration of the geophysical datasets with the geological and geochemical information.

b.

Condor Consulting Inc., Lakewood, Colorado, recognized experts in the field of airborne electromagnetics have been retained to perform a detailed interpretation of the existing airborne EM data.

c.

Quantec Geoscience, Reno, Nevada, will commence a detailed induced polarization and resistivity survey in January to further delineate targets for our Santa Gertrudis drilling program.

The goal of this program is the integration of the geophysical data sets and model products with the extensive focused geologic GIS database consolidated by Animas Resources' technical team.  Additionally, Durango Geophysical Operations will focus a specialized reconnaissance induced polarization (RIP) program in January to help identify additional prospective target areas in the extensive gravel covered areas to the northwest of the main historical Santa Gertrudis production zone.  This RIP technique will explore southeast of the Santa Gertrudis trend beyond the known Greta/Ontario/El Tigre zone optioned in November 2007 to Animas Resources from MetalQuest Minerals.  Preliminary review of the existing aeromagnetic data suggests that favorable conditions for additional Santa Gertrudis type mineralization extend to the southeast.

Past operations by Phelps Dodge and Campbell Resources have produced over 5100 line-kilometers of helicopter aeromagnetic data, of which over 3200 line-kilometers also include multi-frequency EM data, radiometric data, and VLF-EM data.  These existing data are of very high quality and provide comprehensive coverage of the past producing areas at Santa Gertrudis.  These data have been used minimally by the past owners and only to the extent then possible by processing techniques of the mid-1990's.  Significant technical strides have been made within the geophysical community across the last 12 years and having very high quality airborne magnetic, electromagnetic, and radiometric data sets will allow Animas to help understand the mechanisms of mineralization control and at the same time to generate new prospective target zones.

The GSP group efforts will be focused on locating additional shallow gold oxide resources within the footprint of past mining operations in addition to looking at all potential projects for large Carlin-like gold occurrences in the Santa Gertrudis project area of the Santa Teresa District.

January 03, 2008

Company Purchases Three Separate Royalty Agreements at Santa Gertrudis

The Company has purchased the three outstanding royalty agreements on certain properties inside the 323.75 square kilometer Santa Gertrudis gold deposits and exploration concessions.

a.

From Yukon-Nevada Gold Corp.: 1.0% and 0.33% net smelter return royalty in certain properties located in the State of Sonora; the Company will pay 50,000 common shares with a deemed value of $62,500.

b.

From Campbell Resources Inc.: 0.66% net smelter return royalty in certain properties located in the State of Sonora; Company paid $31,250 cash.

c.

From Campbell Resources Inc. and Sotula Gold Corp.:  1.0% net smelter return royalty plus production royalty of US$0.10 per ton for an aggregate of US$2,000,000 for certain properties located in the State of Sonora; the Company paid $56,250 cash.

December 19, 2007

Animas Resources Identifies Six Large Areas to Prepare for Drill Testing

The Company’s technical team has initially identified six high-quality areas within the main Santa Gertrudis historic gold-producing part of the Santa Teresa mining district, each one of which appears to contain valid potential for multi-million ounce targets.  Animas Resources identified these areas by consolidating several past operators' data into a modern GIS data base system and through extensive work in the field.  These potentially could produce stand alone gold deposits and are characterized as follows:

a.

Corral-Sofia: A two-kilometer-long by 350-meter-wide, northwest alignment of known historic producing mines (Corral, Corral Northwest, Hilario, and Sofia) and listed historic resources, within one of the most favorable host rocks known in the district.  This project has very limited drilling outside of the immediate pit areas.  Induced Polarization (IP) anomalies, calcareous/carbonaceous sedimentary rocks that host known gold mineralization, and vertical mineralized structures ("feeder") within the known pits suggest that the area also may have excellent potential for deeper gold mineralization.  The Corral-Sofia project contains both targets for extensions of known deposits and targets between known deposits.

b.

El Toro-Agua Blanca: A 2.5-kilometer by 350-meter northwest alignment of past-producing mine for leach gold mines, non-43-101 compliant historic resources1, surface gold (rock and soil), with associated pathfinder trace elements and coincident IP anomalies along a major feeder-type structure cutting the most favorable host rocks.  There is only limited drilling between the historic mines.

c.

Berta NW: This area is anchored by ore grade intercepts under the former office and plant sites, is 3.5-kilometer-long by one-kilometer-wide, is a northwest-trending zone of very anomalous gold soil/rock geochemistry with highly anomalous As, Zinc, and Mo in soils, a distinct radiometric signature, and a major IP anomaly within a highly prospective stratigraphic sequence. Berta contains both extensions from known deposits type targets and more distal type targets.

d.

Amelia-Trinidad: A four-kilometer-long by 500-meter-wide east-west alignment of past producing deposits with corresponding rock and soil gold and trace element anomalies.  The zone of alteration extends well beyond the known deposits and there is only limited drilling between the Amelia and Trinidad deposits.  A northwest-trending zone that contains a historic gold mineralization, seven anomalous gold and locally coincident rock/soil geochemical anomalies, and a distinctive radiometric anomaly in a highly prospective stratigraphic sequence.  This zone parallels the main Amelia-Pirinola and Toro-Corral trends and may be a previously unrecognized mineral trend.  The Amelia-Trinidad project contains both extensions of known deposits type targets and distal type targets.

e.

Dora-Cristina: A four-kilometer-long by 400-meter alignment of high level gold deposits, IP anomalies, and surface rock and soil gold and trace element anomalies that extends north along strike and west under gravel cover, a major three line IP anomaly, and a well-defined, high-angle mineralized structure ("feeder") that may have excellent potential for controlling deep Au mineralization. Dora contains both extensions of known deposits and distal type targets.

f.

Greta-Ontario: large area of gold mineralization within both favorable stratigraphy and major structures.  Greta-Ontario contains both extensions of known deposits type targets and distal type targets.

In addition to specific defined targets, each potentially large enough to add significant value for the Company, the team is working on concepts and ideas such as:

a.

Great circle anomaly: A three-kilometer-diameter circle defined by an apparent ring of historic oxidized gold mines and a distinct coincident deeper-seated magnetic anomaly.  Nine of the known historic mines are located along the margin of this circular feature and the main Berta target is located within the feature.  There is a two-line strong IP anomaly within the eastern portion of the zone (no IP lines to the west).  This target may be located over a mineralizing "source" intrusive as suggested by the airborne magnetic survey.  The area is being considered as one of potentially several source intrusive for the wide-spread gold mineralization in the Santa Gertrudis area.

b.

Christina Sag is a 2.5-kilometer circular topographic low with several gold deposits and target areas coincident with the topographic feature.  These include Cristiana soil geochemical anomalies including gold, molybdenum, and zinc.  And, a prominent magnetic edge shelf feature.  IP and magnetic anomalies exist along a northwest northeast fabric, circular low in EM, radiometric donut; all three are circular features.

c.

Espiritu is located on a north east structure and it consists of three-four-meter-wide vein zone of unknown dimensions of altered host rocks and strong soil and rock geochemistry.  The remaining portions of the district may well contain viable targets under post-mineral cover, within host lithologies not exposed at the surface, deep seated structures/feeder zones, and pre-mineralization structurally prepared areas. The size of this mineralized district offers potential beyond the six large targets identified and is being prepared for drill testing.

November 28, 2007

Company Options Additional Properties in the Santa Theresa Mining District

The Company has optioned additional property from two arms length parties in the Santa Theresa mining district.  These properties are strategic in relation to the Company’s past producing gold deposits and existing land package and are contiguous with, or in certain cases, surrounded by, the Santa Gertrudis Gold Project.  Under the Don Victor Option Agreement, on July 24, 2007, the Company signed an option agreement to purchase three mineral claims in the Santa Gertrudis Property by making $350,000 cash payments and $600,000 in share issuances over four years.

November 27, 2007

Company Signs Letter of Intent to Acquire the San Enrique and Greta Properties and Hires Qualified Person (QP)

The Company has signed a letter of intent to acquire the San Enrique and Greta Properties from MetalQuest Minerals Inc.  The San Enrique and Greta Properties are comprised of 8,500 hectares of the southern-most portion of the Santa Theresa mining district. These properties adjoin the Company's Santa Gertrudis Gold Project.

The Company hired Dr. Roger C. Steininger to be the Company's qualified person as defined by National Instument 43-101.  Dr. Roger C. Steininger has more then 40 years experience in metals exploration, development, and production geology.  Dr. Steininger worked for the Climax Molybdenum Company early in his career, followed by a position as Western Exploration Manager for Amselco Minerals.  During the past 20 years, Dr. Steininger has maintained a consulting practice focused in the Western Hemisphere. Dr. Steininger's strengths are in precious metals and porphyry geology.  He is credited with the discovery, or co-discovery, of several mineral deposits including the South Pipeline gold deposit in Central Nevada and the Long Valley gold deposit in California.

October 10, 2007

Company Engages Major Drilling of Mexico at Santa Gertrudis

The Company has engaged Major Drilling of Mexico to commence an 8,000-to-10,000 meter drilling campaign to begin in early 2008 to test the extensions of near-surface known-mineralization, higher-ranked near-surface targets under gravel cover, and targets identified by the in-depth review of existing data sets, focused geophysical surveys, and targets developed between known resource occurrences.  Major Drilling of Mexico is a subsidiary of Major Drilling Group International.

October 3, 2007

Property Efforts Through Summer 2007

During the last year, the Company consolidated the extensive Sonora Gold and Sonora Copper LLC holdings in the Santa Teresa mining district.  To date, the Company has recovered from older archives data on over 1,300 drill holes complete with assays and geology, a wide range of geophysical data including IP, airborne EM, Radiometrics, magnetics, and Aster imaging, an impressive inventory of Auto Cad drawings, and a wealth of Data Mine files.   This large amount of date is very useful in identifying the drill targets that are being prepared for the next level of potential resource estimations.

John Wilson (Vice President of Exploration), John Reynolds (who leads the geophysical team), and Alberto Navaro (out Mexican geological consultant), are in the field compiling and using the data to develop new targets. New ideas have led to an in-depth review of the existing data from the geologic, geochemical, and geophysical data to both identify targets and better focus the anticipated geophysical and geochemical surveys planned for the fall, to be followed up by drill testing. A list of potential targets is being compiled.

Animas Resources has engaged Mine Development Associates ("MDA") of Reno, Nevada to assist the Company in the data verification and to continue resource estimates as the Company adds new information.  MDA was formed in 1987 as a full-service mine engineering company. Their staff and specialized associates offer an expanse of knowledge encompassing every aspect of mining, from original prospect through feasibility and project development and into production.

The former mine manager's staff housing are 90% renovated to accommodate the planned expanded geologic and geophysical crews slated to start in the fall.  Four of the six two-bedroom and three-bedroom houses will be ready for these crews.

Dr. Steve Reynolds of Arizona State University, and a master's student, Jeff Geier, have started focused field studies to define and understand the complex relationship of structure as related to gold mineralization.  To date, all the identifiable major structures appear to pre-date gold mineralization. Animas Resources anticipates these studies to lead to better and faster target identification.

Preliminary reviews of the historic blast hole grade information, rapid pit review, and visits by several gold experts, including Dr. Odin Christensen, Dr. Steven Reynolds, and Dr. Donald Ranta, appear to confirm the observations of VP John Wilson that the known gold mineralization is strongly controlled by major feeder-like through-going structures that may well expand the closer-to-surface potential for higher grade gold-bearing sulfide deposits and near-surface oxide deposits under post-mineral cover.

Strategic and tactical planning resulting from a comprehensive field review sets the plans and objectives to advance the + 70 potential target areas being identified resulting from the use of the existing data to rank in seriatum order the best targets and focus field investigation to refine and define the best drill targets. 40% of the field effort is focused on expanding resources from the known occurrences, 40% on new targets between deposits and under shallow cover, and 20% on developing new targets within the district.

The Company, through its Mexican company Minera Chuqui, has also secured all the necessary surface access agreements from the local ejido and ranchers, permitting the Company to complete geologic and geophysical surveys throughout the district.

February 2007 Through September 2007

The Company signed its agreement to acquire the Santa Gertrudis Property in February 2007 and spent the next six months arranging financing, appointing senior personnel, advisors, and Directors, and contracting with mining industry contractors to perform exploration on the Property.

Material Effects of Mexican Government Regulations

The current and anticipated future operations of Animas including further exploration activities require permits from Mexican Federal and State governmental agencies.  Management of the Corporation believes that Mexico’s strategic location, strong mining code, progressive taxation regime, excellent infrastructure and experienced and knowledgeable workforce make it a favorable mining location for gold production.

The exploration and exploitation of minerals in Mexico may be carried out by Mexican citizens or Mexican companies incorporated under Mexican law by means of obtaining concessions (currently covering exploration and exploitation). Concessions are granted by the Mexican federal government for a period of fifty years from the date of their recording in the Public Registry of Mining.  The term of mining concessions previously issued by the Mexican federal government (for exploration and/or exploitation) was automatically extended by the enactment of the recent amendments to the Mexican mining law.

Holders of concessions may, within the five years prior to the expiration of such concessions, apply for their renewal for the same period of time.  Failure to apply prior to the expiration of the term of the concession will result in termination of the concession.  Concessions are subject to annual work requirements and payment of surface taxes that are assessed and levied on a semi-annual basis. Such concessions may be transferred by their holders, but such transfers must comply with the requirements established by the Mexican Mining Law and be registered before the Public Registry of Mining in order to be valid against third parties.

Concessions do not grant their holders rights to surface land, which must be negotiated with the surface owner.  If agreement with the surface owner cannot be reached, the mining law allows the concession holder to apply to the federal government for a temporary occupation, easement or expropriation order over the land indispensable to the mining project.

Mexican mining law does not require payment of finder’s fees or royalties to the Government, except for a discovery premium in connection with national mineral reserves, concessions in marine zones and claims or allotments contracted directly from the Mexican Geological Service.

Foreign investment regulation in Mexico is basically governed by the Law of Foreign Investment and its Regulations.  Foreign investment of up to 100% in Mexican mining companies is freely permitted. Foreign companies or companies with foreign investment in their capital stock must be registered with the National Registry of Foreign Investment which is maintained by the Ministry of Economy.

Mexico has federal and state laws and regulations relating to the protection of the environment, including regulations concerning water pollution, air pollution, noise pollution and hazardous substances.  The principal environmental legislation in Mexico is the Ley General del Equilibrio Ecológico y la Protección al Ambiente (the “General Law of Ecological Balance and Environmental Protection” or the “General Law”), which provides for general environmental rules and policies, with specific requirements set forth in regulations on air pollution, hazardous substances, environmental impact and others (the “Environmental Regulations”).  Additionally, there are a series of “Mexican Official Norms” that establish ecological and technical standards nd requirements on various environmental related matters (the “Ecological Standards”).

The Secretaría de Medio Ambiente y Recursos Naturales (the “Ministry of the Environment and Natural Resources” or “SEMARNAT” for its initials in Spanish) is the federal agency in charge of monitoring compliance with and enforcing the General Law, the Environmental Regulations and the Ecological Standards (collectively the “Environmental Laws”). On enforcement matters the SEMARNAT acts mainly through the Procuraduría Federal de Protección al Ambiente (the “Federal Bureau of Environmental Protection” or “PROFEPA” for its initials in Spanish) and in certain cases through other governmental entities under its control.

Environmental Laws also regulate environmental protection in the mining industry in Mexico.  In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project.  Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder.  In the exploration stage, the cost of complying with such Environmental Laws is included in the exploration budget.  Until such time as the Corporation conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

The Company is incorporated under the British Columbia Business Corporations Act. The Company currently has three wholly-owned subsidiaries:

a.

First Silver Reserve, S.A. de C.V.

Incorporated in Mexico on 11/11/1994

Acquired 7/5/2007

b.

Recursos Escondidos, S.A. de C.V.

Incorporated in Mexico on 4/28/1999

Acquired 7/5/2007

c.

Compania Minera Chuqui, S.A. de C.V.

Incorporated in Mexico on 2/13/2006

Acquired 7/5/2007

4.D. PROPERTY, PLANTS AND EQUIPMENT

The Company’s executive offices are located in rented premises of approximately 500 sq. ft. at 410-325 Howe Street, Vancouver, British Columbia, Canada  V6C 1Z7.  The Company began occupying these facilities in December 2006.  Monthly rent is $500.

The Company is a natural resource exploration company currently engaged in the acquisition and exploration of mineral properties.  Its primary property is the Santa Gertrudis Gold Project in northern Mexico.

Santa Gertrudis Property

Gold Exploration in Northern Mexico

Acquisition Details

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”).  Together, these companies control the Santa Gertrudis Property and at the date of acquisition owned or had options to acquire an aggregate of 35 mineral claims.

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement.  A finder’s fee of 379,000 common shares was paid to Jeff Phillips, an arm’s length party for the acquisition of First Silver and Recursos; these shares have been escrowed and will be released from escrow as consideration is paid for the acquisition, subject to various conditions.  The Company will also make three additional payments of US$500,000 to the vendor, MetalQuest (formerly Sonora Gold Corporation), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.  On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to MetalQuest in shares and issued 153,295 common shares valued at $1.66 per share to MetalQuest for 50% of the current portion due.  The remaining US$250,000 will be paid on July 5, 2008, in cash or common shares at the Company’s discretion.

To acquire Chuqui, the Company paid $200,000 in cash and issued 3,750,000 common shares, a portion of which is also subject to an escrow agreement.

Consideration for these acquisitions has been measured as equal to the total cash amounts paid and payable plus Company common shares issued at a value of $0.50 each, which was the price of the concurrent private placement financings completed as more fully described in ITEM #5.  The total consideration so determined of $5,315,395 was applied to these acquired companies’ working capital accounts at their carrying values, with the excess allocated to mineral property interests.

	First Silver	Recursos	Chuqui	TOTAL
Cash and cash equivalents	$18,133	$622	$1,411	$30,166
Amounts receivable	$77,244	$8,850	$49,486	$135,580
Mineral properties	$1,524,821	$1,610,725	$2,204,103	$5,159,649
TOTAL	$1,620,198	$1,620,197	$2,075,000	$5,315,395

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and options to purchase certain mineral claims.

Lopez-Limon Option Agreement	Amount	(US$)

June 1, 2007	$ 50,000	(paid)
December 1, 2007	$75,000	(paid)
June 1, 2008	$150,000	(paid)
December 1, 2008	$150,000
June 1, 2009	$150,000
December 1, 2009	$250,000
June 1, 2010	$250,000
December 1, 2010	$300,000
June 1, 2011	$700,000
TOTAL	$2,000,000

Don Victor Option Agreement.  On July 24, 2007, the Company signed an option agreement to purchase three mineral claims in the Santa Gertrudis Property by making the following cash and share payments:

	Amount in Cash (US$)	Amount in Common Shares	(US$)

At signing	$25,000 (paid)	$20,000	(issued)
July 24, 2008	$25,000	$25,000
January 24,2009	$30,000	$35,000
July 24, 2009	$30,000	$47,500
January 24, 2010	$35,000	$55,000
July 24, 2010	$35,000	$65,000
January 24, 2011	$40,000	$70,000
July 24, 2011	$40,000	$87,500
January 24, 2012	$40,000	$90,000
July 23, 2012	$45,000	$105,000
TOTAL	$350,000	$600,000

Albelais Varela Option Agreement.  On August 13, 2007, the Company signed an option agreement to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in Cash	(US$)

At signing	$20,000	(paid)
12 months	$20,000
18 months	$20,000
24 months	$20,000
30 months	$20,000
36 months	$20,000
42 months	$20,000
48 months	$20,000
54 months	$20,000
60 months	$20,000
Final option payment	$20,000
TOTAL	$220,000

San Enrique and Greta Option.  MetalQuest, the vendor of First Silver and Recursos, has granted an option to Minera Teck Cominco, S.A. de C.V. (“MTC”) whereby MTC can earn up to a 70% interest in certain mineral claims contiguous to the Santa Gertrudis Property known as the San Enrique and Greta properties.  Under the terms of the QT, the Company has a right of first refusal option to purchase the San Enrique and Greta properties from MetalQuest by paying US$450,000 plus an additional US$20 per ounce over 45,000 ounces on the San Enrique and Greta properties that are reported in a NI43-101 compliant geological resource report and that are in the measured and indicated category using a 1.5 gram per tonne cut off.  The amount due to exercise the option can be paid in Company common shares at its election.  The Company’s option will be only for a period of 120 days from the day MTC terminates its pre-existing option with MetalQuest.  On November 27, 2007, after MTC terminated its pre-existing option with MetalQuest, the Company signed a letter of intent to acquire the San Enrique and Greta properties, subject to applicable due diligence.  On March 11, 2008, the Company exercised its option and acquired San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.  No more payment is owed for the San Enrique and Greta property.

Net Smelter Royalty.  As a covenant with and lien on the Santa Gertrudis Property, when the Santa Gertrudis Property goes into production, the Company is subject to the following commitments:

a.

Through a sales-purchase agreement entered into in March 2002 by First Silver, First Silver is committed to pay production royalties to the seller or whomever the latter may designate as beneficiary, equal to 2% of the Net Smelter Return.  This royalty is payable as to 1.33% to Queenstake Resources Ltd. and as to 0.67% to Campbell Resources Inc.

b.

Through a sales-purchase agreement entered into in September 2002 by Recursos, Recursos is committed to pay production royalties to the seller or whomever the latter may designate as beneficiary as follows:

1.

Royalties equal to US$0.10 for every ton of ore extracted, until a maximum of US$2,000,000 is reached; and

2.

Production royalties equal to 1% of the Net Smelter Return.

c.

Net Smelter Return is defined as the fair market value of all products less all costs, charges and expenses paid or incurred by the Company with respect to such products; including those incurred after such products leave the property.

The Company purchased all of these Net Smelter Royalties by paying $87,500 cash in 2007 and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008.  There are no other royalties on the Santa Gertrudis Property.

Additional Property Staked.  Company field personal, while checking access for pending surveys, discovered altered rock outcrops that indicated an extension of the mineral potential in the Santa Teresa Mining district to the northwest.  As a result, an additional 5,000 hectares of mineral concessions were staked in January 2008 and the paperwork filed with the Mexican government.  These 5,000 hectares expand the Company’s current 323.75 square kilometer land holding in the Santa Teresa mining district.

Santa Gertrudis Property

Property Description and Location

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Figure 4.1

Santa Gertrudis Property Location Map

Figure 4.2

Santa Gertrudis Property Claim Map

The Santa Gertrudis Property is situated in the Santa Teresa District, Cucurpe Municipality, in northeastern Sonora State, Mexico.  It is located 170 kilometers south of Tucson, Arizona, 180 kilometers north of Hermosillo, Mexico and 40 kilometers east of the town of Magdalena de Kino.

Access is via 39 kilometers of gravel road which branches off the paved Magdalena-Cucurpe Highway about 23 kilometers southeast of Magdalena de Kino.  Ranch, exploration and ore haulage roads provide excellent access throughout the property.

The approximate co-ordinates of the center of the property are UTM system 543800mE and 3388300mN (Zone 12, NAD 27).

The Santa Gertrudis Property is located in the Basin and Range physiographic province, in an area characterized by wide, alluvium-filled basins and north-trending ranges.  Elevations on the property vary from 1200-meters to 1700-meters, with gently rolling topography in the south and more deeply incised topography in the north.  The climate is semi-arid desert with an annual rainfall of 28 centimeters.  Vegetation consists of grassland, various types of cacti, and scattered black oak, mesquite and other shrubs and bushes.  Pine trees locally grow at the higher elevations.  The primary utility of the land is grazing cattle.  The Santa Gertrudis Property experiences intense heat in the summer months and sharp chill and occasional snowstorms in the winter.  Months of aridity are separated by seasonal storms with wet seasons in late fall and summer.

The Santa Gertrudis Property consists of two claim blocks, comprising the main Santa Gertrudis and Amelia past producing areas and a second and third set of claims located two kilometers southeast and five kilometers south of the main block respectively.  At present the property consists of 50 claims covering 44,713 hectares.  The registered holder of the Santa Gertrudis claims is First Silver Reserve, S.A. de C.V., and the registered holder of the Roca Roja claims is Recursos Escondidos, S.A. do C.V., both of which are 100%-owned Mexican subsidiaries of the Company.

Under the Mexican Mining Law, the concession corners are marked by surveyed monuments.  The new Mining Regulations, signed in February 2005 and put into effect in January 2006, provide for all concessions to be valid for a period of 50 years.  Taxes, based on the surface area of the concession, are due in January and June.  The Company is current in payment of all these taxes.

San Enrique and Greta Properties.  The San Enrique and Greta properties include the Greta portion comprising 954 hectares located nine kilometers southeast of the main past-producing gold properties at Santa Gertrudis.  Several near-surface bulk tonnage potential gold occurrences were outlined by previous operators on the Greta property, including the La Gloria, Greta, Ontario, Tracy, and El Tigre.  The Greta property is also considered to have excellent potential for hosting deeper, high-grade Carlin-style mineralization due to the spatial coincidence of several favorable geological, structural, geochemical, and geophysical criteria, including:

a.

Proximal intrusive bodies, as indicated by the presence of aeromagnetic anomalies with coincident, regionally developed aureoles of quartz-pyrite hornfels, marble and skarn;

b.

Substantial thicknesses (>300 meters) of favorable stratigraphy;

c.

Clearly-defined, high-angle potential feeder structures that intersect the favorable stratigraphic units near the intrusive bodies;

d.

The presence of distal sedimentary rock-hosted, disseminated gold occurrences at the margins of the hornfels aureoles; and

e.

Strongly anomalous gold, arsenic, mercury, silver, and copper indicated by soil geochemistry.

Santa Gertrudis Property History

The Santa Gertrudis Property was discovered by Phelps Dodge in 1986 and advanced to open-pit, heap leach production in 1991.  Campbell purchased the property from Phelps Dodge in 1995 for $10 million.  From May 1991 to October 2000, the property produced 564,000 ounces of gold at an average grade of 2.13 grams per tonne from a mine commissioned to start with 1.2 million ounces.  During the same period, the Amelia Mine, previously owned by an Australian company, produced over 1 million tonnes at 2.88g Au/tonne ounces of gold from the Amelia deposits directly north of the Campbell Resource's operations.  Campbell later ceased mining and processing activity due to low gold prices during the late 1990's and settled some outstanding debts by assigning several core area concessions, including the un-mined Cristina deposit, to local Mexican contractors ("Lopez-Limon").

Recent transactions consolidated the concessions within the district thus allowing for a district-wide exploration program.  Other mineral properties that are part of the SG Property package include recently staked ground to the west, northwest and southeast of the SG Project's historic workings.

Past work on the properties is extensive and most documentation is available for the Company to build their gold discovery program.

The former owner of the Santa Gertrudis Property, Sonora Gold Corp., acquired the Property on November 12, 2002; and carried out the following activities until selling the Property to the Company in mid-2006:

1.

Completed seven drill holes on selected targets (La Eme, Amelia #5, and Tascalito) in 2003 and 867 meters of follow up reverse circulation drilling at the La Eme prospect during 2004.

2.

Retrieved, compiled and inventoried all mine and exploration data.

3.

Instigated an environmental program to ensure compliance with Governmental requirements regarding past mining activities.

4.

Conducted a preliminary review of the historic resource inventory at Santa Gertrudis for possible resumption of mining operations.

5.

Engaged a general contractor for operations including an ore reserve study using GEMCON mining software and cost estimates.

6.

Conducted studies regarding processing equipment acquisition and costs and conducted specific metallurgical work.

7.

Made repairs to the main camp buildings and key operational structures.

8.

Initiated and completed an Environmental Impact Study.

9.

Opened a corporate office in Hermosillo, Mexico and retained new legal, accounting and land management services. Discharged all land fees and taxes pertaining to the property.

10.

Established survey points and performed trenching and sampling in pit bottoms to provide input for GEMCON study.

11.

Negotiated and received surface access rights to the San Enrique claims a block of four claims covering 1800 hectares five kilometers southwest of the main Santa Gertrudis Property.

12.

Performed 5.5 kilometers of road building and completed 3,420 meters of trenching at San Enrique with back-hoe and bulldozers.  583 samples were taken from surface exposures and trenches and submitted for gold/silver and ICP analysis.  The 100-meter spacing soil sample survey at San Enrique was completed over the entire claim block with an additional 321 samples.

13.

Drilled 1995.6 meters of NQ core in 16 holes on San Enrique located on the basis of geological mapping and prospecting, soil and rock geochemistry, and airborne geophysical data interpretation. 1,434 core samples were submitted for assay.

14.

In conjunction with the San Enrique drill program, a percussion drill program was completed at the Ontario Zone comprised of 105 holes totaling 1,050 meters and 1050 samples submitted for assay.  Metallurgical testing on ore grade material was performed.

Sonora Gold Corp made significant progress in re-establishing the exploration infrastructure at the site, upgrading the gold mineral resources at Santa Gertrudis and defining the San Enrique copper-molybdenum target.  Under an agreement between Sonora Copper LLC and Sonora Gold the Mexican compania Minera Chuqui completed approximately US$175,000 on spot metallurgical sampling, data recovery and mapping, reporting, camp restoration and general compilation. In addition, the Company expended approximately US$20,000 for on site data processing, and an additional US$7,000 for purchase of private data sets.

Shirley Property

Gold Exploration in Bacanuchi Area of Northern Mexico

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Shirley Property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share.  $10,000 was advanced to the property owner for mining taxes.  The definitive purchase and sale agreement was completed in April 2008 and the title has been registered with the authorities in Mexico.  The TSX Venture Exchange approved this transaction on July 12, 2007; and the shares were issued on April 11, 2008.

The Shirley Property is 274 square kilometers in the Bacanuchi area in northern Sonora, Mexico.  The property covers a very impressive color anomaly likely caused by hydrothermal alteration and oxidization of sulfide minerals exposed to surface weathering.  The Bacanuchi area is known for its past copper, gold, and silver production from artesanal mines.  The CRM airborne magnetic dataset details the Bacanuchi area to be within the same productive batholithic rocks that hosts the Cananea and the Maria producing gold mines.  Additionally, there are several well-defined magnetic "low" features within the Bacanuchi magnetic dataset that could well represent the hydrothermal destruction of magnetic minerals.  The gold potential has never been assessed in light of modern exploration ideas and the porphyry copper potential may not have been completely evaluated by previous explorers.

The Shirley Property is located 25 kilometers northeast from the Company’s Santa Gertrudis Property and 35 kilometers south of Cananea, a large porphyry copper deposit owned by a third party located 40 kilometers south of the US/Mexico border.

The Shirley Property is within the highly productive Larimide trend of major copper deposits in northern Sonora and represents an opportunity for covered porphyry and base metal deposits.  This is a prospect that could generate interest from potential joint venture partners.  The Company geological team is very familiar with the project area.

The Company also received permission to utilize past geophysical data collected on the Shirley Property in the 1990’s when the prevailing copper prices where low.  Chris S. Ludwig, Consulting Geophysicist, has been engaged to handle the data review and recompilation.  “The permission to use this historic geologic and geophysical data will greatly increase the speed in advancing the project to key decision points.” stated Gregory E. McKelvey, Company President/CEO.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Five Months Ended 12/31/2007, Fiscal 2007 Ended 7/31/2007, and Fiscal 2006 Ended 7/31/2006, and the Three Months Ended 3/31/2008 should be read in conjunction with the financial statements of the Company and the notes thereto.

Selected Annual Data

	Five Months Ended December 31 2007	Year Ended July 31 2006	Period Ended July 31 2006
Revenue	$0	$0	$0
Net Income (loss)	($109,613)	($182,488)	($1,870)
Basic and Diluted (loss) EPS	($0.01)	($0.06)	($0.00)
Weighted Avg. No. Shares Outstanding	21,447,039	3,273,792	1,000,000
Working Capital	$6,543,518	$4,549,739	$98,130
Mineral Property Interests	$6,432,526	$5,700,015	$0
Shareholders Equity	$12,011,313	$9,190,654	$98,130
Total Assets	$13,578,626	$10,899,729	$100,084

Summary of Quarterly Results

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008	($440,377)
Five Months Ended 12/31/2007	n/a	n/a	($73,839)	($35,774)
Fiscal 2007 Ended 7/31/2007	($9,637)	($48,797)	($19,062)	($104,992)
Fiscal 2006 Ended 7/31/2006	n/a	n/a	n/a	($1,870)

EPS (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008	($0.02)
Five Months Ended 12/31/2007	n/a	n/a	($0.00)	($0.00)
Fiscal 2007 Ended 7/31/2007	($0.01)	($0.03)	($0.01)	($0.02)
Fiscal 2006 Ended 7/31/2006	n/a	n/a	n/a	($0.00)

Overview

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act under the name “Deal Capital Ltd.”.  The name was changed to “Animas Resources Ltd.” on July 16, 2007.

On December 14, 2006, the Company completed its initial public offering and its common shares began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “DCP.P”.  On July 16, 2007, the trading symbol was changed to “ANI”.

Qualifying Transaction: Santa Gertrudis Property Acquisition and Financing

Incorporated as a Capital Pool Company (“CPC”), the principal business of the Company was to complete a Qualifying Transaction (“QT”).  The QT was completed on 7/13/2007 with the completion of the below referenced acquisitions and May 2007 financings.  On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”), and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”).  Together, these companies control the Santa Gertrudis Gold Project in northern Mexico.

Financings

On December 21, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,500,000 by issuing 2,500,000 Units at $1.00 per Unit.  Each Unit comprised one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.

On May 9, 2007, the Company completed the brokered portion of the private placement related to completion of its Qualifying Transaction (“QT”) for gross proceeds of $3,250,000.  This financing was arranged by Pacific International Securities Inc. (the “Agent”) who acted as the Agent for the brokered private placement.  The Company issued 6,500,000 subscription receipts of the Company (the “Subscription Receipts”) at $0.50 per Subscription Receipt.  On May 12, 2007, the Company completed the non-brokered portion of the private placement for gross proceeds of $2,950,000 and issued 5,900,000 Subscription Receipts of the Company at $0.50 per Subscription Receipt.  The total gross proceeds for these two financings were $6.2 million and was released to the Company upon the completion of the QT.

The Subscription Receipts were converted into a unit (a “Unit”) upon the closing of the QT.  Each Unit consisted of one common share and one half of a transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one additional share for a period of 24 months at $1.00.  The four-month hold period on these Subscription Receipts began on the date that the financings closed and expired on 9/9/2007 and 9/12/2007.

As consideration for its services, the Agent received 455,000 Units as commission and was issued 650,000 agent’s warrants (the “Agent’s Warrants”) entitling the Agent to purchase 650,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $62,353.

The Company also paid a finder’s fee to Leede Financial Markets Inc. (the “Finder”) of $28,000 in cash and 80,000 Finder’s warrants entitling the Finder to purchase 80,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $7,674.  Another $23,413 was paid for other expenses related to the private placements.

On December 12, 2006, the Company closed its Initial Public Offering and the common shares of the Company began trading on the TSX Venture Exchange on December 14, 2006 under the symbol “DCP.P” as a Capital Pool Company.  The Company filed its final prospectus with the British Columbia and Alberta Securities Commissions on October 27, 2006, in order to offer to the public in British Columbia and Alberta a minimum of 1,500,000 common shares at a price of $0.20 per share for total gross proceeds of $300,000.

Under the TSX Venture Exchange’s Policy 2.4, a company with only minimal working capital is allowed to list on the Exchange for the purposes of negotiating an acquisition of, or the participation in, assets or businesses. Such companies are classified as a “Capital Pool Company”, or “CPC” and are governed by a specific set of rules and regulations.

The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition, which, if acquired, would provide the company with a full listing on the TSX-V. The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX-V is to prepare for its offering. This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the Offering.

Leede Financial Markets Inc., the agent for the Company’s Initial Public Offering, was paid a corporate finance fee of $7,500 and a commission of $30,000 in cash and was issued 150,000 agent’s options with an exercise price of $0.20 per share, expiring on December 14, 2008, with a fair value of $18,977.  Another $18,183 was paid for other expenses related to the IPO. These expenses included legal fees, audit fees and printing. In July 2007, the 150,000 agent’s options were exercised.

RESULTS OF OPERATIONS

The Fiscal Quarter Ended 3/31/2008 vs. the Fiscal Quarter Ended 4/30/2007

The Company incurred a net loss of ($440,377) or ($0.02) per share in the Current Period. This compares with a net loss of ($19,062) or ($0.01) per share in the Comparative Period.

During the three months ended 4/30/2007, the Company was still actively looking to complete its qualifying transaction. As a result, the Company kept its general and administrative expenses to a minimum - $19,062, with the majority of the expenses being spent on filing fees and office expenses.

During the three months ended March 31, 2008, the Company incurred $443,302 in general and administrative expenses. Since the completion of the qualifying transaction in early July 2007, the Company has been very active in its operations. As a result during the three months ended 3/31/2008, the Company incurred office expense of $42,557, professional fees of $55,322, transfer agent fees of $9,290, management and consulting fees of $8,912 and other day-to-day operating expenses. The Company also had non-cash stock-based compensation of $246,109 for options vested during the period.

During the three months ended 3/31/2008, the Company also spent a total of $51,672 in corporate development and shareholders communication, updating the shareholders and potential investors on the activities of the Company.

Mineral Property Expenditures During the Period

Santa Gertrudis Property: $5,675,955 (Prior period: nil)

During the Current Period the Company incurred the following expenditures on the Santa Gertrudis Property:

Expenditure	Amount of Expenditure
Annual Mining Taxes	$115,396
Camp and general	$100,231
Field costs	$ 816
Foreign value added tax credit	$ 32,544
Geology	$ 93,850
Geophysical	$169,041
Metallurgical consulting	$ 5,646
Net smelter royalty payments	$ 62,500
Office and administrative	$ 6,761
Option payments	$442,698
Resources calculation	$ 19,109
Travel	$ 39,291
Wages	$ 78,062

Bacanuchi Property: $12,947 (Prior like period: $nil)

During the Current Period the Company incurred the following expenditures on the Bacanuchi Property:

Expenditure	Amount of Expenditure
Office and administrative	$ 1,385
Staking	$11,562

The Five Months Ended 12/31/2007 vs. The Year Ended 7/31/2007

The Company incurred a net loss of (109,613) or ($0.01) per share in the fiscal period ended 12/31/2007.

During the majority of fiscal 2007, ended July 31, 2007, the Company was a capital pool company with its principal business of completing a qualifying transaction.  Therefore, the Company capitalized the amounts directly related to the qualifying transaction to $247,392. Excluding the $37,608 non-cash compensation for stock options granted and vested during the year, the Company had a net loss of $144,880 due to (a) $23,430 wages and benefit paid to two officers in June in association with work performed on the Santa Gertrudis Property; (b) $48,438 filing fees for listing on the TSX Venture Exchange; (c) $29,859 professional fees for the legal and audit work of getting the Company listed on December 14, 2006; and, (d) $20,371 office expenses for 12 months of general and administrative costs.

During the five months ended 12/31/2007, the Company incurred $278,438 in general and administrative expenses. Since the completion of the qualifying transaction in early July 2007, the Company has been active in its operations. As a result, the office expense increased to $70,350 during the short year-end. The Company also spent a total of $61,127 in corporate development and shareholders communication, updating the shareholders and potential investors on the activities of the Company.

In addition, the Company incurred $88,255 in professional fees as the Company negotiated various option agreements, purchasing the net smelter royalty and exercising the option agreement on the San Enrique and Greta properties.

Mineral Property Expenditures During the Period

Santa Gertrudis Property: $732,511

During the Five Months Ended 12/31/2007 the Company incurred the following expenditures on the Santa Gertrudis Property:

Expenditure	Amount of Expenditure
Annual Mining Taxes	$ 25,559
Camp and general	$ 72,236
Field costs	$ 806
Foreign value added tax credit	$ 27,776
Geology	$ 45,397
Geophysical	$ 67,562
Net smelter royalty payments	$ 87,500
Office and administrative	$105,320
Option payments	$147,440
Resource calculation	$ 8,223
Travel	$ 33,738
Wages	$110,954

The Year Ended 7/31/2007 vs. the Period from Incorporation on 6/29/2006 to 7/31/2006

The Company incurred losses of (182,488)($0.06 per share) and ($1,870) ($0.00) per share respectively during the year ending 7/31/2007 and for the period from incorporation on 6/29/2006 to 7/31/2006.

During the year ended 7/31/2007, the Company had non-cash stock based compensation expenses of $37,608 being ascribed to the 250,000 options granted and vested to its directors upon the successful listing of the Company on the TSX Venture Exchange. In addition, the Company incurred the following costs relating to obtaining a public listing on the TSX Venture Exchange, completing its qualifying transaction and being a publicly listed company: filing fees of $48,438; shareholders communication of $14,032; professional fees of $29,859; transfer agent fees of $9,873; corporate development expenses of $5,219; and, office expenses of $20,371. During the prior fiscal period, only $1,870 was expenses for professional fees incurred setting up the Company.

Mineral Property Expenditures During the Period

Santa Gertrudis Property: $5,675,955 (Prior period: nil)

During the year ended 7/31/2007 the Company incurred the following expenditures on the Santa Gertrudis Property:

Expenditure	Amount of Expenditure
Acquisition costs	$5,407,041
Annual mining taxes	$ 38,181
Environmental costs	$ 2,409
Foreign value added tax credit	$ 120,072
Geology	$ 7,477
Geophysical	$ 27,496
Office and administrative	$ 12,218
Option payments	$ 61,061

Bacanuchi Property: $24,060 (Prior period: nil)

During the year ended 7/31/2007 the Company incurred the following expenditures on the Bacanuchi Property:

Expenditure	Amount of Expenditure
Mining property payments	$13,387
Option payments	$10,673

LIQUIDITY AND CAPITAL RESOURCES

The Three Months Ended 3/31/2008

Cash and cash equivalents of the Company are all held in Canadian dollars.

The Company had a working capital position of $7,182,309 at 3/31/2008 compared to a working capital position of $302,558 at 4/30/2007. Animas management believes that the Company has sufficient funds to continue operations until 12/31/2008.

As disclosed earlier, Animas has share purchase options and share purchase warrants outstanding that, if exercised, would result in the Company receiving an additional $7,960,548.  There is no guarantee that these share purchase options and share purchase warrants will be exercised.

Net changes in non-cash working capital balances contributed $362,492 of cash for the three months ended 3/31/2008, increasing cash provided by operating activities to $230,089. During the prior like period, net changes in non-cash working capital balances utilized $39,016 of cash, increasing cash utilized in operating activities to $58,078.

The Five Months Ended 12/31/2007

The Company reported working capital of $6,543,518 at 12/31/2007 compared to working capital of $4,549,739 at 7/31/2007, representing an increase in working capital by $1,993,779. The increase in working capital was the result of the fact that Animas raised a greater amount of capital during the five months ended 12/31/2007 a compared to the twelve months ended 7/31/2007. As at 12/31/2007, the Company had net cash on hand of $6,629,208 compared to $5,147,751 at 12/31/2007. Financing for the Company’s operations was funded primarily from the sale of common stock as described earlier in ITEM 4. INFORMATION ON THE COMPANY, Financings.

Current assets excluding cash at 12/31/2007 increased by $447,660, from $51,963 at 7/31/2007 to $499,623 at 12/31/2007. The increase in current assets, excluding cash, is attributable to an increase in accounts receivable n the amount of $70,252; an increase in subscription receivable in the amount of $370,000 and an increase in prepaid expenses in the amount of $7,408.

Current liabilities as at 12/31/2007 decreased by $64,662.  Accounts payable and accrued liabilities decreased by $26,112 as a result of the decrease in outstanding payables due to various vendors. The current portion of due to MetalQuest Minerals Inc. decreased by $38,550 resulted in the fluctuation of the US dollar against the Canadian dollar.

Increases in non-cash working capital balances were $410,834 of cash for the five months 12/31/2007, increasing cash utilized in operating activities to $710,847. During the twelve months ended 7/31/2007, an increase in amounts receivable of $14,188; an increase in prepaid expenses of $22,183 and an increase in accounts payable of $69,789 resulted in net cash used in operating activities of $111,462.

During the five months ended 12/31/2007, the Company utilized an aggregate of $699,548 of its cash to acquire various interests in resource properties and deferred exploration activities and $18,420 to purchase equipment. These expenditures are disclosed in Item 4.D. Property, Plant and Equipment.

Cash used for Operating Activities during the five months ended 12/31/2007 was ($710,847) including the net loss for the period of ($109,613). The adjustments in the category of items not affecting cash for the fiscal year were amortization in the amount of $1,151; interest income accrued in the amount of $75,901; and, foreign exchange on long-term debt in the amount of $115,650.

Twelve Months Ended 7/31/2007

The Company reported working capital of $4,549,739 at 7/31/2007 compared to working capital of $98,130 at 7/31/2006, representing an increase in working capital by $4,451,609. The increase in working capital was the result of the fact that Animas raised more capital during the twelve months ended 7/31/2007  as compared to the period ended 7/31/2006.  As at 7/31/2007, the Company had net cash on hand of $5,147,751 compared to $100,000 at 7/31/2006. Financing for the Company’s operations was funded primarily from the sale of common stock as described earlier in ITEM 4. INFORMATION ON THE COMPANY, Financings.

Current assets excluding cash at 7/31/2007 increased by $51,879, from $84 at 7/31/2006 to $51,963 at 7/31/2007. The increase in current assets is attributable to an increase in accounts receivable in the amount of $29,696 and an increase in prepaid expenses in the amount of $22,183.

Current liabilities as at 7/31/2007 increased by $648,021.  Accounts payable and accrued liabilities increased by $118,471 as a result of outstanding payables to various exploration vendors. The Company also had a current portion of due to MetalQuest Minerals Inc. of $529,550 resulted from the acquisition of its two subsidiaries, First Silver Reserve, S.A. de C.V. and Recursos Escondidos, S.A. de C.V. in July 2007.

Changes in non-cash working capital balances were $33,418 of cash for the twelve months ended 7/31/2007, increasing cash utilized in operating activities to $111,462.

During the period, the Company utilized an aggregate of $371,612 of its cash for exploration costs relating to its resource properties and a net of $892,079 for its Qualifying Transaction. These expenditures are disclosed in Item 4.D. Property, Plant and Equipment.

Cash used for Operating Activities during the twelve months ended 7/31/2007 was ($111,462) including the net loss for the period of ($182,488). The adjustments in the category of items not affecting cash for the fiscal year were stock based compensation in the amount of $37,608.

The stock based compensation was related to the stock options, which were granted to directors and consultants of the Company.

US GAAP Reconciliation

The Company’s financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and conform with United States generally accepted accounting principles (“U.S. GAAP”) in all material respects except as noted below:

Resource properties – Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, resource properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed, as there are no capitalized properties for U.S. GAAP purposes.

Short-Term Investments – Under Canadian GAAP, short-term investments are carried at the lower of cost and fair market value. Under US GAAP, portfolio investments and marketable securities would be classified as available-for-sale securities and carried at fair market value. Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported in a separate component of shareholders’ equity, net of related income tax, until realized.

The consolidated financial statements included with this Registration Statement have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

US GAAP Reconciliation

Mineral property costs

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

	December 31 2007	July 31 2007
a. Assets
Mineral property costs under Canadian GAAP	$6,432,526	$5,700,015
Less deferred costs expensed under U.S. GAAP	($6,432,526)	($5,700,015)
Mineral property costs under U.S. GAAP	$0	$0

b. Operations
Net loss under Canadian GAAP	($109,613)	($182,488)
Mineral property costs expensed under U.S.GAAP	($732,511)	($5,700,015)
Net loss under U.S. GAAP	($842,124)	($5,882,503)

c) Deficit
Closing deficit under Canadian GAAP	($293,971)	($184,358)
Adjustment to deficit for mineral property Costs expensed under U.S. GAAP	($6,432,526)	($5,700,015)
Closing deficit under U.S. GAAP	($6,726,497)	($5,884,373)

d. Cash flows - Operating activities
Cash used in operating activities Canadian GAAP	($710,847)	($111,462)
Loss under Canadian GAAP	($109,613)	($182,488)
Loss under U.S. GAAP	($842,124)	($5,882,503)
Non-cash exploration costs expensed under U.S. GAAP	32,963)	$5,328,403)
Cash used in operating activities U.S. GAAP	($1,410,395)	($483,074)

e. Cash flows - Investing Activities
Cash used in investing activities Canadian GAAP	($717,968)	($1,263,691)
Mineral property costs expensed under U.S. GAAP	$699,548)	$371,612)
Cash used in from investing activities U.S. GAAP	($18,420)	($892,079)

Diluted net earnings (loss) per share reflects the potential dilution of securities that could result from the exercise of dilutive options and warrants. As of 6/1/2008, the Company had 1,760,000 stock options outstanding and 6,412,841 share purchase warrants outstanding which have not been included in the calculation of diluted net loss per share because their effect would have been anti-dilutive.

Recent Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

5.C.  Research and development, patents and licenses, etc.

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D.  Trend information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

5.E. Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations

As of 6/1/2008, under the terms of the Santa Gertrudis Property acquisition agreement, the Company is obligated to make the following expenditures and payments, in cash or common shares:

Table No. 6

Option Payments Necessary to Retain Property Interests

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Long Term Debt Obligations (1)	US$1,250,000	US$250,000	US$1,000,000
Capital (Finance) Lease Obligations
Operating Lease Obligations
Purchase Obligations (2)	US$2,905,000	US$455,000	US$1,957,500	US$492,500

(1)  Other Long-Term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements

(2)  Note: The Purchase Obligations are optional and not contractual on the part of the Company. Full disclosure of this obligation is provided in Item 4.B Business Overview, Option to Acquire Santa Gertrudis Property

_____________________________________________________________________________

_____________________________________________________________________________

5.G.  Safe harbor

Not Applicable

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Resource Properties and Deferred Exploration Costs.  The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, “Property, plant and equipment” (“CICA 3061”), and abstract EIC-126, “Accounting by Mining Enterprises for Exploration Costs” (“EIC-126”) of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to “Use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

Asset Retirement Obligations.  Effective July 31, 2007, the Company adopted the CICA Handbook Section 3110, “Asset Retirement Obligations” (“HB 3110”). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

As of March 31, 2008, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management

Table No. 6 lists, as of 06/01/2008, the Directors and Senior Management.

Table No. 6
Directors and Senior Management
Name	Age	Date First Elected or Appointed
Mark T. Brown, Director (1)	40	July 29, 2006
Gregory E. McKelvey President/CEO and Director (2)	64	July 10, 2007
Bryan Morris, Director (1)	69	July 10, 2007
Donald E. Ranta, Director (1)	65	July 10, 2007
John R. Wilson, VP Exploration (3)	64	July 26, 2007
Winnie Wong, Chief Financial Officer (4)	33	July 5, 2007

(1) Member of the audit committee.

(2)  He spends full time on the affairs of the Company.

(3)  He spends about 100% of  his time on the affairs of the Company.

(4)  She spends 20% of her time on the affairs of the Company.

_____________________________________________________________________________

_____________________________________________________________________________

Mark T. Brown, Director of the Company, received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia.  He is currently President of Pacific Opportunity Capital Ltd., a private company that provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises.  Prior to joining Pacific Opportunity Capital Ltd., from 1994 to 1997, Mr. Brown was the controller of three companies: Eldorado Gold Corporation, Miramar Mining Corporation and Northern Orion Exploration Ltd.  Eldorado Gold Corporation is currently listed on the Toronto Stock Exchange and the American Stock and Options Exchange and Miramar Mining Corporation is listed on the Toronto Stock Exchange. Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers.  Since November 2007, he has been CFO of Almaden Minerals Ltd.; since September 2006, he has been CFO/Director of Fortune Valley Resources Inc.; since December 005, CFO/Director of G4G Resources Ltd.; since December 2005, he has been a Director of Bethlehem Mining Corp.; since August July 2005, he has been a Director of Mediterranean Resources Ltd.; since July 2005, he has been CFO/Director of Pitchstone Exploration Ltd.; since August 2000, he has been a Director (former CFO) of Portal Resources Ltd.; since June 1999, he has been CFO/Director (former President) of Rare Element Resources Ltd.; since September 2006, he has been CFO of Rye Patch Gold Corp.; since September 2001, he has been a Director of Strategem Capital Corporation; since November 2000, he has been a Director (former President/CFO) of Sutter Gold Mining Inc.; and since May 2008, he has been the CEO/Director of Waverley Biotech Inc.  From June 2006 to July 2007, Mr. Brown was Chief Financial Officer/Corporate Secretary of the Company.

Gregory E. McKelvey, President/CEO and Director of the Company, has more than forty years of extensive, international experience in Latin America, Africa, and Europe in expanding responsibilities for significant mining companies such as Kennecott, Cominco, Homestake, and Phelps Dodge.  He also acts as an Adjunct Faculty member at the University of Arizona in their International Center for Mining Health, Safety and Environment and worked for the USGS in Latin America.  He has also consulted for Codelco, Phelps Dodge, Newmont Mining, Gerald Metals and Quadra Mining.  Mr. McKelvey has successfully directed and led innovative exploration efforts, resulting in the discovery and identification of several major ore deposits.  He participated in or led the teams that discovered Sossego (Cu/Au) in Brazil; Sheep Creek (Zn, Cu, Co) in Montana; Spar Lake–Cabinet Mts. (Cu, Ag) in Montana; Sechura, (P2O5) in Peru; extensions of the Punta de Cobre (Cu/Au) deposits in Chile; extensions of ore at Chino (Cu) in New Mexico; the Codelco IOCG discovery in Brazil, and the recent new porphyry copper center at Sierra Gorda in Chile.   As the former VP-Exploration Latin America for Phelps Dodge, Mr. McKelvey leads the company including the formulation and implementation for the strategic and tactical exploration plans for the company.  From April 2001 to May 2005, he was Managing partner of Global Mine Discovery Partnership LLC and from April 2005 to May 2007, he was a geologic consultant for Quadra Mining, Newmont Gold, Gerald Minerals and Phelps Dodge.  Since February 2008, he has been a Director of Rare Element Resources Ltd.

Bryan Morris, Director of the Company, until his retirement in August 2003, Mr. Morris worked for Teck Cominco Limited as Vice President, Business Development and was responsible for identifying, evaluating and negotiating acquisitions, primarily in the zinc business.  Prior to that appointment he had been Vice President, Finance and Director of Cominco Resources International Ltd., the listed international exploration arm of Cominco Ltd., and had held senior positions in Cominco¹s finance organization.  During his career with Teck Cominco he also served as a director of several subsidiaries and associated companies.  Between 1965 and 1974, Mr. Morris worked in Peru for Cerro de Pasco Corporation and Centromin.  He is a Fellow of The Chartered Institute of Management Accountants (UK).  Since July 2005, he has been CFO/Director of Andean American Mining Corp.; since July 2006, CFO/Director of Sinchao Metals Corp.; since February 2004, Director (and temporarily CFO) of Inca Pacific Resources Inc.; since August 2004, a Director of Mediterranean Resources Ltd.; and since July 2007, Director of Zazu Metals Corporation.

Donald Ranta, Director of the Company, is an exploration and development mining executive, experienced in planning, implementing and directing successful exploration and acquisition programs throughout North America, South America, Africa and other international locations.  He has extensive experience in generative exploration, project exploration and appraisal, geologic-engineering, economic evaluation, and strategic and business planning.  His exploration teams were responsible for the discovery of many of the Santa Gertrudis gold deposits in Sonora, Mexico.  In addition, he is a former President and Board member of Society for Mining, Metallurgy and Exploration, Inc. and the current Vice President-Finance and a Board member of American Institute of Mining, Metallurgical and Petroleum Engineers.  He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the Colorado Scool of Mines (PhD).  Since October 2007, he has been a Director of Rare Element Resources Ltd.

John R. Wilson, VP Exploration of the Company, has over thirty-five years of experience in all aspects of base and precious metals exploration, discovery, reserve definition and mine development.  During his career, he has been involved in significant discoveries in Brazil, Nevada and Peru.  He has also done detailed evaluations of numerous deposits and prospect types in varying geological terrains throughout the western U.S., Russia, Chile, Peru, Brazil, Mexico, Central America and Asia.  He has worked for Codelco Corporation, Fortress Minerals Company, Cyprus Minerals Company, Amoco Minerals Company, AMAX Mining Corporation and Essex International, and his levels of responsibility have ranged from initial prospect evaluation, design and management of regional exploration programs in various worldwide locations, deposit/resource modeling and development programs.  Mr. Wilson has a strong field orientation, excellent managerial skills and a proven record of discovery.  His successful track record includes: the initial field and resource evaluation of the Kubaka gold deposit (2+MM ounces Au) in the Magadan region of the Russian Far East which Cyprus subsequently acquired and developed; the design, management and participation in the exploration program that led to the discovery of the Cerro Negro oxide copper deposit in the Cerro Verde district of southern Peru (80MM tonnes @0.65% CuT); the design and management of Cyprus' first reserve/engineering drilling program at the El Abra porphyry copper deposit in northern Chile; the design and supervision of the exploration drilling program that resulted in the reserve delineation of 10+ MM tons averaging 0.35 percent CuT (as oxide) and 0.035opt Au in the Cuervo (Sul) deposit in south-central Nevada; and participation in the Codelco exploration program in the Carajas region of Brazil which resulted in the discovery of the Boa Esperanza IOCG deposit (80MM tones at 1.1 percent Cu-Co equivalent).  Mr. Wilson is credited as the co-discoverer of the Boa Esperanza.  From 2005 to 2007, he was a full-time consultant for Codelco in Mexico.  Mr. Wilson has been VP Exploration for the Company since August 2007.

Winnie Wong, Chief Financial Officer and Corporate Secretary of the Company, received a Bachelor of Commerce Degree (Honours) from Queen’s University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia.  She is currently Vice President of Pacific Opportunity Capital Ltd.  Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.’s management group on corporate finance projects.  Prior to joining Pacific Opportunity Capital Ltd., Ms. Wong was the controller of Pivotal Corporation a company providing software, services and support to a variety of businesses.  Between September 1996 and December 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants.  Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies such as Apoquindo Minerals Inc. (since April 2007), Mediterranean Resources Ltd. (since August 2005), Strategem Capital Corporation (since May 2005), and Rare Element Resources Ltd. (since July 2003). She also is a Director of Waverley Biotech Inc. since May 2008.  From 2006 to July 2007, she was President/CEO of the Company.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.  Their functions within the Company are detailed in ITEM #1.A.2.

The Board has not adopted a written Code of Business Ethics.  However, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

During the last five years, no Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

Bryan Morris is a director of Mediterranean Resources Ltd. (“MNR”).  On April 19, 2005, MNR was cease-traded as a result of the failure to file its consolidated financial statements for the year ended December 31, 2004 on time.  This was due primarily to the inability to obtain financial results from the Company’s Peruvian subsidiaries, which had ceased active operations and closed their Peruvian offices as of July 1, 2004.  On July 21, 2005, the British Columbia, Alberta and Manitoba Securities Commissions revoked the cease trade order. The cease trade order was subsequently revoked by the Ontario Securities Commission on August 17, 2005.

In addition, Bryan Morris is a director of Andean American Mining Corp. (“AAM”).  AAM was issued with a cease trade order issued by the British Columbia Securities Commission on August 2, 2007 due to inadequacies in a NI 43-101 technical report.  The cease trade order was subsequently revoked by the British Columbia Securities Commission on October 22, 2007 following AAM’s filing of the technical report.

There are no family relationships between any two or more Directors or Senior Management.  There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Director Compensation. The Company had no formal plan for compensating its Directors for their service in their capacity as Directors. There are no Director service contracts with the Company providing for benefits upon termination of employment. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Animas, other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.  Mr. Mark Brown, a member of the Board of Directors, is the owner of Pacific Opportunity Capital and Pacific Opportunity Capital receives $11,500 per month for services provided to the Company by four of its staff members.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during the Five Months Ended 12/31/2007 was $105,000.

The following table details compensation paid/accrued for the Five Months Ended 12/31/2007, Fiscal 2007 Ended 7/31/2007, and Fiscal 2006 Ended 7/31/2006 for the Senior Management and Directors.

Table No. 7
Officer and Director Compensation
		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Comp.	Securities Under Option/ SARs Granted	Restricted Shares or Restricted Share Units	LTIP Payouts	All Other Comp.
Gregory McKelvey (3) President/CEO/Director	2007 2007 2006	$55,000 $11,000 $nil	Nil Nil Nil	$nil $nil $nil	Nil 300,000 Nil	Nil N/A N/A	Nil N/A N/A	$nil $nil $nil
John Wilson (4) VP Exploration	2007 2007 2006	$50,000 n/a n/a	Nil Nil Nil	$nil $nil $nil	Nil 200,000 n/a	Nil N/A N/A	Nil N/A N/A	$nil $nil $nil
Winnie Wong (5) CFO Former President/CEO	2007 2007 2006	$nil $nil $nil	Nil Nil Nil	$nil $nil $nil	Nil 140,000 n/a	Nil N/A N/A	Nil N/A N/A	$nil $nil $nil
Mark Brown (6) Former CFO/Director	2007 2007 2006	$nil $nil $nil	Nil Nil Nil	$nil $nil $nil	Nil 165,000 Nil	Nil Nil Nil	Nil Nil Nil	$49,000 $10,500 $nil

(1) No SARs have been granted.  All references are to incentive stock options.

(2) The Company recently changed its fiscal yearend from July 31st to December 31st.

(3) Gregory McKelvey was appointed President and Chief Executive Officer on July 10, 2007.

(4) John Wilson was appointed VP Exploration on July 26, 2007.

(5) Winnie Wong ceased to be Chief Executive Officer and President and concurrently became Chief Financial Officer on July 10, 2007.

(6) Mark T. Brown ceased to be Chief Financial Officer on July 10, 2007.

All Other Compensation during the Five Months Ended 12/31/2007 and Fiscal 2007 Ended 7/31/2007 reflects management, accounting, secretarial fees, rent and various expense reimbursements which were paid to Pacific Opportunity Capital, a private company controlled by Mark Brown and family.

_________________________________________________________________________________________________

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year

At the beginning of Fiscal 2007 Ended 12/31/2007, the most recently completed fiscal year; there were 1,825,000 stock options outstanding.  During Fiscal 2007 Ended 12/31/2007, no stock options were granted to Senior Management, Directors, and employees/consultants.  During Fiscal 2007 Ended 12/31/2007, no SARs (stock appreciation rights) were granted.  During Fiscal 2007 Ended 12/31/2007, 120,000 stock options were exercised: no stock options were cancelled; and none were re-priced.

During Fiscal 2007 Ended 7/31/2007, 1,825,000 stock options were granted to Senior Management and Directors.  Also, 150,000 Agent options were granted related to a private placement, which were exercised during the period.

Table No. 8
Stock Option Grants
Fiscal 2007 Ended 7/31/2007
Name	Number of Options Granted	Percent of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Market Value of Common Shares on Date of Grant
Senior Management and Directors
Mark Brown	65,000	4%	$0.20	12/14/06	12/14/11	$0.20
Mark Brown	100,000	5%	$0.50	7/12/07	7/12/12	$0.50
Gregory McKelvey	300,000	16%	$0.50	7/12/07	7/12/12	$0.50
Bryan Morris	100,000	5%	$0.50	7/12/07	7/12/12	$0.50
Donald Ranta	100,000	5%	$0.50	7/12/07	7/12/12	$0.50
John Wilson	200,000	11%	$0.50	7/12/07	7/12/12	$0.50
Winnie Wong	65,000	4%	$0.20	12/14/06	12/14/11	$0.20
Winnie Wong	75,000	4%	$0.50	7/12/07	7/12/12	$0.50

Employees and Consultants	120,000 700,000	7% 38%	$0.20 $0.50	12/14/06 7/12/07	12/14/11 7/12/12	$0.20 $0.50

TOTAL	1,825,000	100%

The following table gives certain information concerning stock option exercises during the Five Months Ended 12/31/2007 and Fiscal 2007 Ended 7/31/2007 by Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 9
Aggregated Stock Options Exercises during
Five Months Ended 12/31/2007 and during Fiscal 2007 Ended 7/31/2007
Five Months Ended 12/31/2007 Yearend Unexercised Stock Options
Five Months Ended 12/31/2007 Yearend Stock Option Values
Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at 12/31/2007 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 12/31/2007 Exercisable/ Unexercisable
Mark Brown	Nil	$nil	65,000/100,000	$104,000/$130,000
Gregory McKelvey	Nil	$nil	Nil/300,000	$nil/$390,000
Bryan Morris	Nil	$nil	Nil/100,000	$nil/$130,000
Donald Ranta	Nil	$nil	Nil/100,000	$nil/$130,000
John Wilson	Nil	$nil	Nil/200,000	$nil/$260,000
Winnie Wong	Nil	$nil	65,000/75,000	$104,000/$97,500

Stock Options. The Company may grant stock options to Directors, Senior Management, employees, and consultants.  1,825,000 stock options and 150,000 Agent Options were granted during Fiscal 2007 Ended 7/31/2007 (none during Five Months Ended 12/31/2007); the 150,000 Agent Options were exercised during Fiscal 2007 and 120,000 stock options were exercised during the Five Months Ended 12/31/2007.  Refer to ITEM #6.E., "Share Ownership" and Table No. 7/8/9/10/11 for information about stock options.

Change of Control Remuneration.  In the event that the consulting agreement with Gregory McKelvey is terminated without cause by the Company, the Company is obligated to pay a termination fee in the amount of six (6) times the monthly amount paid to Mr. McKelvey.  Other than described herein and in ITEM #6, “Written Management Agreements” below, the Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management in Fiscal 2008 to compensate such Senior Management in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. Gregory McKelvey and John Wilson are entitled to receive a reimbursement on a monthly basis for any supplemental health related expenses up to US$1,500 per person.  Other than described herein, no Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E. and the Performance Bonus Pool discussed below, the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s Directors or Senior Management.

Performance Bonus Pool

Various “Performance Pool Agreements” were signed on 7/12/2007:

	July 12, 2007	Percent	Amended 1/14/2008	Percent
Gregory E. McKelvey	500,000	25.0	450,000	22.5
John Wilson	300,000	15.0	400,000	20.0
John Reynolds	500,000	25.0	500,000	25.0
Jeff Phillips	450,000	22.5	400,000	20.0
Mark Isaacs	250,000	12.5	250,000	12.5
TOTAL	2,000,000		2,000,000

The Company has reserved 2.0 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1.0 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

On 7/13/2007, the Bonus Pool Plan received TSX Venture Exchange approval.

On 1/03/2008, the Bonus Pool Plan was amended to include “inferred resources”.

On 1/14/2008, the Bonus Pool Plan amended for voluntary pooling of bonus pool shares: 25% of the Bonus Shares will be released immediately upon the date of issuance (the “Issue Date”); 25% of the Bonus Shares will be released four months following the Issue Date; a further 25% of the Bonus Shares will be released eight months following the Issue date; and all remaining Bonus Shares will be released twelve months following the Issue Date.  The Pooling Agreement will not apply in the case where the Bonus Shares are issued as a result of a takeover of the Company by an independent third party.  The TSX Venture Exchange will object to bonus pool shares issued in the case of Santa Gertrudis Property being sold at a substantial discount to the Company’s acquisition cost or for nominal value, and will also object if property is deemed to have little or no value and disposed for nominal value.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during the Five Months Ended 12/31/2007 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements

Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. (“POC”), a private company of which Mark T. Brown is the president and director, pursuant to a written agreement dated 7/5/2007.

The Company entered into a consulting agreement dated 3/1/2008 with Gregory McKelvey, the Company’s President/CEO, pursuant to which the Company pays Mr. McKelvey a monthly amount of US$13,000 per month.  In the event that the consulting agreement is terminated without cause by the Company, the Company is obligated to pay a termination fee in the amount of six times the monthly amount paid to Mr. McKelvey.

The Company entered into a consulting agreement dated 7/5/2007 with John Wilson, Vice President of Exploration, pursuant to which the Company pays Mr. Wilson effective May 1, 2008, a monthly amount of US$14,500.

6.C. Board Practices

All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company’s Articles.  Senior Management are appointed to serve at the discretion of the Board of Directors, subject to the terms of the Management Agreements described above.  The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

6.C.1. Terms of Office. Refer to ITEM 6.A. and ITEM 6.c.

6.C.2. Directors’ Service Contracts.

--- No Disclosure Necessary ---

6.C.3.  Board Independence

The Board of Directors has adopted standards for determining whether a director is independent from management.  The Board reviews, consistent with the Company’s corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director’s independent judgment.  The Board of Directors has affirmatively determined, based on its standards, that the Bryan Morris and Donald Ranta are independent.

6.C.4.  Board meetings and committees; annual meeting attendance

During the Five Months Ended 12/31/2007, the Board of Directors held two regularly scheduled meetings, as a result of a foreshortened yearend.  For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings.  No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served.  Directors are encouraged to attend annual meetings of our stockholder; all directors attended the June 2008 annual shareholders meeting.

The Company’s only standing committee is the Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company’s audits, the Company’s internal accounting controls, and the professional services furnished by the independent auditors to the Company.  The Company has an Audit Committee charter, adopted 7/31/2006.  The current members of the Audit Committee are: Mark Brown, Bryan Morris (independent), and Donald Ranta (independent).  The Audit Committee met two times during the Five Months Ended 12/31/2007 and four times during Fiscal 2007 Ended 7/31/2007, and has met once time during Fiscal 2008-to-date.

The Company does not have an “audit committee financial expert” serving on its Audit Committee.  The Company’s Audit Committee consists of three directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

6.C.5.  Code of Ethics

The Board has not adopted a written Code of Business Conduct and Ethics.  However, the current limited size of the Company’s operations, and the small number of officers and consultants, allow the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.  Further, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company’s business plan and to meet performance objectives and goals.  In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.  During the Five Months Ended 12/31/2007 and Fiscal 2008-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D. Employees

the Company had seven full-time employees/consultants and five part-time employees/consultants, including the three Senior Management; ten of these employees/consultants are directly engaged in exploration activities.  As of 12/31/2007 and 7/31/2007, the Company had ten and five full-time and part-time employees/consultants, respectively, including the Senior Management.  Gregory McKelvey, President/CEO of the Company is involved in both administration and exploration.  He is based in Pine, Arizona.  None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

The following table lists, as of 6/1/2008, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group.  The table also includes all persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company’s voting securities.

Table No. 10
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	Mark Brown (1)	1,069,000	4%
Common	Gregory McKelvey (2)	495,000	2%
Common	John Wilson (3)	200,000	<1%
Common	Winnie Wong (4)	177,500	<1%
Common	Donald Ranta (5)	160,000	<1%
Common	Bryan Morris (6)	100,000	<1%
	Directors and Senior Management Subtotal	2,201,500	8%
	TOTAL	2,201,500	8%

(1)	165,000	represent currently exercisable stock options.
	100,000	represent currently exercisable share purchase warrants;
		80,000 of which are held by Pacific Opportunity Capital (“POC”), a private company owned by Mark Brown and family
	804,000	are common shares: 624,000 are held by POC and 140,000 are held by Spartacus Management Inc., a private company owned by Mark Brown.
	487,500	of the 804,000 common shares are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities
(2)	300,000	represent currently exercisable stock options.
	20,000	represent currently exercisable share purchase warrants;
	175,000	are common shares: 101,250 of which are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities
(3)	200,000	represent currently exercisable stock options.
(4)	140,000	represent currently exercisable stock options.
	37,500	are common shares: all of which are escrowed and contingently cancelable where release is controlled by Canadian regulatory authorities
(5)	100,000	represent currently exercisable stock options.
	20,000	represent currently exercisable share purchase warrants;
	40,000	are common shares
(6)	100,000	represent currently exercisable stock options.

#

Based on 26,696,122 common shares outstanding as of 6/1/2008 and stock options and warrants held by each beneficial holder exercisable within sixty days.

_____________________________________________________________________________

_____________________________________________________________________________

Stock Options

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto.  The Company adopted a formal written Stock Option Plan (the “Plan”) on 9/15/2006.

Under TSX Venture Exchange policies, “rolling” stock option plans like the Company’s must receive approval of the shareholders on a yearly basis.  At the Annual Meeting held on 12/3/2007, The Board of Directors of the Company adopted a rolling stock option plan that shareholders confirmed approval of the Plan.  The shareholders again confirmed approval of the Plan at the Annual Meeting held 6/17/2008.

The principal purposes of Animas’s Plan is to give Eligible Persons, as additional compensation, the opportunity to participate in the success of the Company. Eligible Persons include Directors, Officers, Employees, Consultants, Consultant Companies, or Management Company Employees.

The following information is intended as a brief description of the Plan and is qualified in its entirety by the full text of the Plan.

a.

The maximum number of shares that may be issued upon the exercise of stock options granted under the Plan shall not exceed 10% of the issued and outstanding common shares of the Company at the time of grant, the exercise price of which, as determined by the Board of Directors in its sole discretion, shall not be less than the closing price of the Company’s common shares traded through the facilities of the TSC Venture Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSX Venture Exchange or, if the shares are no longer listed for trading on the TSX Venture Exchange, then such other exchange or quotation system on which the shares are listed or quoted for trading.

b.

The Board of Directors shall not grant options to any one person in any twelve-month period which will, when exercised, exceed 5% of the issued and outstanding common shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding common shares of the Company.

c.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of common shares in respect of the expired or terminated option shall again be available for the purposes of the Plan.  All options granted under the Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

d.

If the option holder ceases to be a Director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a Director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan.

e.

Options are non-assignable and non-transferable.

The Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of incentive stock options in the event of a share consolidation, split, reclassification or other relevant change in the common shares, or an amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11, as of 6/18/2008, as well as the number of options granted to employees/consultants.

Table No. l1
Stock Options Outstanding
Name	Number of Options Granted or Remaining	Exercise Price per Share	Grant Date	Expiration Date
Officers/Directors
Gregory McKelvey	300,000	$0.50	7/12/2007	7/12/2012
Gregory McKelvey	125,000	$1.40	6/17/2008	6/17/2013
John Wilson	200,000	$0.50	7/12/2007	7/12/2012
John Wilson	100,000	$1.40	6/17/2008	6/17/2013
Mark Brown	65,000	$0.20	12/14/2006	12/14/2011
Mark Brown	100,000	$0.50	7/12/2007	7/12/2012
Mark Brown	50,000	$1.40	6/17/2008	6/17/2013
Winnie Wong	65,000	$0.20	12/14/2006	12/14/2011
Winnie Wong	75,000	$0.50	7/12/2007	7/12/2012
Winnie Wong	75,000	$1.40	6/17/2008	6/17/2013
Bryan Morris	100,000	$0.50	7/12/2007	7/12/2012
Bryan Morris	50,000	$1.40	6/17/2008	6/17/2013
Donald Ranta	100,000	$0.50	7/12/2007	7/12/2012
Donald Ranta	50,000	$1.40	6/17/2008	6/17/2013
Total Officers/Directors	1,455,000
Employees/Consultants/etc.	745,000	$0.50	7/12/2007	7/12/2012
Employees/Consultants/etc.	170,000	$1.40	6/17/2008	6/17/2013
TOTAL	2,370,000

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7/8/9/10/11.

7.A.1.b. Significant Changes in Major Shareholders’ Holdings.

7.A.1.c. Different Voting Rights.

---No Disclosure Required---

7.A.2. Share Ownership.

On 5/13/2008, the Company’s shareholders’ list showed 26,658,622 common shares outstanding with 127 registered shareholders.  Of these registered shareholders, 24 are resident in Canada, 92 are resident in the USA, and 11 are located elsewhere.  The Canadian shareholders own 20,302,083 common shares, the US shareholders own 5,806,800 common shares, and the other shareholders own 549,739 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 650 “holders of record” in Canada, holding approximately 76% of the outstanding shares of the Company, and over 1,625 beneficial owners that own 100% of its common shares.

7.A.3. Control of the Company. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents, and other foreign residents.  The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4. Change of Control of Company Arrangements

Shareholder Rights Plan

General.  Shareholders of the Company at the 6/17/2008 Annual and Special Meeting approved a resolution approving the adoption by the Company of a shareholder rights plan (the “Rights Plan”).  The Rights Plan is contained in an agreement (the “Rights Plan Agreement”) between the Company and Pacific Corporate Trust Company (the “Rights Agent”) dated 6/5/2008.  The Rights Plan has been executed by the Company and approved by the Board of Directors.  Under the Rights Plan, share purchase rights (each, a “Right”), will be issued as of the close of business on the date the Plan is approved by the Board (6/5/2008)(the “Effective Date”) to holders of common shares of the Company (each, a “Share”) at the rate of one Right for each Share outstanding.  Until the Separation Time (as defined below), the Rights will be attached to and are transferred only with the associated Shares.  As such no certificates representing Rights will be issued.

Purpose of the Rights Plan.  The Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that does not treat all shareholders equally or fairly or provide all shareholders an equal opportunity to share in the premium paid on an acquisition of control.  The Rights Plan provides management and the board of directors with more than the 35-day statutory minimum period under Canadian securities laws to review the terms of a take-over bid and solicit alternative offers.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company.  Rather, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of common shares.

The Rights Plan will cause substantial dilution to a person or group who attempts to acquire control of the Company other than through a Permitted Bid (as defined below) or on terms approved by the board of directors.  The Rights Plan provides that take-over bids that meet pre-determined standards of fairness will be Permitted Bids and will proceed without triggering the dilutive effects of the Rights Plan.  The Permitted Bid concept, which is found in most shareholder rights plans, ensures that senior management of the Company and the board of directors do not impair the rights of shareholders to obtain, review and accept or decline take-over bids.  The Rights Plan is designed to afford the board of directors the opportunity to present to the shareholders of the Company a detailed analysis of a bid and additional time to consider alternatives to an unfair or inadequate proposal and, if it considers such action to be in the best interests of all shareholders, to commence an orderly auction of the shares or assets of the Company for the benefit of all shareholders.

If a bidder does not wish to make a Permitted Bid, the bidder can negotiate with and obtain prior approval of the board of directors to make an offer on terms that the board of directors considers fair to all shareholders.  In such circumstances, the board of directors may redeem the Rights or waive the application of the Rights Plan, thereby allowing such offer to proceed without dilution to the bidder. The adoption of the Rights Plan does not relieve the board of directors of its fiduciary duties to act in the best interests of all shareholders and does not prevent a take-over bid or merger or other business combination that the board of directors, in the exercise of its fiduciary duties, determines to be in the best interests of the Company and its shareholders.  Moreover, the Rights Plan does not inhibit the use of the proxy solicitation rules under applicable legislation to promote a change in the management or direction of the Company.

The Rights Plan is designed not to interfere with the day-to-day operations of the Company.  Prior to being activated, the Rights Plan does not affect the Company’s balance sheet or income statement and its implementation should not result in a taxable event for the Company or its shareholders.  The implementation of the Rights Plan does not increase the level of debt of the Company or involve a sale, exchange or purchase of significant assets or the loss of earning power of the Company.  The issue of the Rights does not dilute the equity or voting interests of existing shareholders and should not interfere with equity or debt financing by the Company.

In considering whether to approve the adoption of the Rights Plan, the board of directors was made aware that the Rights Plan may discourage certain types of take-over bids that might be made for the Company and may render more difficult a merger, tender offer, assumption of control by the holders of a large block of the Company’s securities or the removal of incumbent management.  The Rights Plan will cause substantial dilution to a person or group that attempts to acquire the Company other than through a Permitted Bid or on terms approved by the board of directors.  The board of directors carefully considered these matters but concluded that they do not justify denying shareholders the protection that the Rights Plan affords.  The Rights Plan is not intended to prevent all unsolicited take-over bids for the Company and will not do so.  The Rights Plan is designed to encourage potential bidders to make Permitted Bids or negotiate take-over proposals with the board of directors that the board of directors considers are in the best interests of the Company and to protect the Company’s shareholders against being coerced into selling their Shares at less than fair value.

Background.  The Rights Plan is not being proposed by the board of directors or management of the Company in response to or in anticipation of any specific take-over bid or proposed bid or other transaction.  Rather, the Rights Plan is intended to address the board of directors’ concern that, in the current business and legal environment in which the Company operates, there is the potential for unfair treatment of shareholders that should be guarded against to the extent practicable.

The board of directors is concerned that under current law an acquiror could use coercive or other abusive take-over practices to obtain control of the Company without paying a fair price and without negotiating with the board of directors acting on behalf of all shareholders.  For example, a bidder may acquire blocks of Shares in the market or in private agreements involving a small number of private investors and thereby gain effective control of the Company without paying an appropriate “control premium” to all shareholders of the Company.  A bidder may also make a take-over bid to acquire effective or legal control of the Company that the board of directors, acting honestly and in good faith, may believe is wholly inadequate and unfair to shareholders of the Company and does not reflect the full or premium control value for all of the Shares.  Without anything else, public shareholders would likely feel compelled to tender to such a bid, even where the bid is considered by the board of directors to be inadequate and of less than fair value for an acquisition of control, fearing that if they do not tender, they will pass up their only opportunity to receive any “take-over premium” for a portion of their Shares.  The board of directors also believes that the timetable for take-over bids prescribed by the Canadian securities laws could impair the board’s ability to ensure that all other alternatives to maximize shareholder value are thoroughly explored.

In response to these concerns, the board of directors considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether a shareholder rights plan would be in the best interests of the Company and its shareholders and, if so, what the appropriate characteristics of such a shareholder protection rights plan would be.

In response to these concerns, the board of directors considered the desirability and the practicability of various strategies to deter unfair or abusive take-over practices and, in particular, whether a shareholder rights plan would be in the best interests of the Company and its shareholders and, if so, what the appropriate characteristics of such a shareholder protection rights plan would be.

In considering whether to approve the adoption of the Rights Plan, the board of directors considered the current legislative framework in Canada governing take-over bids.  Under provincial securities legislation a take-over bid generally means an offer to acquire voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and parties related to the bidder, an aggregate of 20% or more of the outstanding shares.

Summary of the Rights Plan.  The following is a summary of the principal terms of the Rights Plan that is qualified in its entirety by reference to the text of the Rights Plan.

Term.  The Rights Plan will remain in effect until 6/5/2011.  Subject to shareholder approval by ordinary resolution, the Rights Plan may be renewed for successive periods of three years.

Rights Exercise Privilege.  After a person acquires 20% or more of the Shares of the Company or commences a take-over bid to acquire Shares of the Company, other than by way of a Permitted Bid (the “Separation Time”), the Rights will separate and trade separately from the Shares and will be exercisable. The acquisition by any person (an “Acquiring Person”) of 20% or more of the Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.

Eight business days after the occurrence of a Flip-in Event, each Right (other than those held by the Acquiring Person), will permit its holder to purchase $40 worth of common shares of the Company for $20 (i.e. at a 50% discount).

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Certificates and Transferability.  Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Shares issued from and after the Effective Date and will not be transferable separately from the Shares. Promptly following the Separation Time, separate certificates evidencing the Rights (the “Rights Certificates”) will be mailed to holders of record of Shares as of the Separation Time and the separate Rights Certificates will evidence the Rights. From and after the Separation Time, Rights Certificates, which will be transferable and traded separately from the Shares, will evidence the Rights.

Permitted Bids.  The requirements for a Permitted Bid include the following:

a.

the take-over bid must be made by way of a take-over bid circular;

b.

the take-over bid must be made to all holders of Shares;

c.

Shares tendered pursuant to the take-over bid may be taken up only after the expiry of not less than 60 days and then only if at such time more than 50% of the Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (“Independent Shareholders”) have been tendered to the take-over bid and not withdrawn;

d.

shareholders who tender their shares to the take-over bid must be permitted to withdraw their shares prior to the shares being taken up and paid for; and

e.

if more than 50% of the Shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Shares for an additional 10 business days from the date of such public announcement.

The Rights Plan allows for a competing Permitted Bid (a “Competing Bid”) to be made while a Permitted Bid is in existence.  A Competing Bid must satisfy all the requirements of the Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the statutory requirement that it be outstanding for a minimum period of 35 days.

Waiver and Redemption.  The board of directors may, prior to the Flip-in Event, waive the dilutive effects of the Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Shares of the Company, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event occurring under a take-over bid made by way of a take-over bid circular to all holders of Shares. The board of directors may also waive the Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, and may, in such circumstances require that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Shares of the Company prior to such waiver being granted. With the majority consent of shareholders or Rights holders at any time prior to the occurrence of a Flip-in Event, the board of directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of $0.0001 each.

Exemption for Investment Advisors.  Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies (managing investment funds for employee benefit plans, pension plans, insurance plans or various public bodies), administrators and trustees of pension funds, securities depositories and crown agents, any of whom acquire greater than 20% of the Shares of the Company, are exempted from triggering a Flip-in Event provided that they are not making, or are not part of a group making, a take-over bid.

Supplements and Amendments.  The Company is authorized to make amendments to the Rights Plan to correct any typographical error or subject to subsequent ratification by shareholders or Rights holders, to maintain the validity of the Rights Plan as a result of changes in law, or at the request of the Exchange. The Company will issue a news release relating to any significant amendment made to the Rights Plan Agreement prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Rights Plan may be made with the prior approval of shareholders or Rights holders and, if necessary, any stock exchange on which the Shares may be listed.

Grandfathered Persons.  Holders of 20% or more of the Shares at the time when the Rights were distributed are recognized for the purposes of the Rights Plan as “grandfathered persons” and, as such, do not constitute Acquiring Persons under the Rights Plan by virtue of their shareholding exceeding the 20% Flip-in Event threshold.

7.B. Related Party Transactions

During the Five Months Ended 12/31/2007, the Company:

a.

Incurred an expense of $2,500 for rent to Pacific Opportunity Capital (“POC”), a private company controlled of which Mark Brown, a Director of the Company, is President and a director.

b.

Incurred an expense of $46,500 for management and accounting services to POC.

c.

At December 31, 2008, $16,718 was owed to Pacific Opportunity Capital.

During Fiscal 2007 Ended 7/31/2007, the Company:

a.

Incurred an expense of $4,000 (2006 - $Nil) for rent to a private company, POC.

b.

Incurred an expense of $6,500 (2006 - $Nil) for management and accounting services to POC.

c.

Capitalized $8,500 (2006 - $Nil) for costs incurred as part of the completion of the Qualifying Transaction to POC.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 6/29/2006 (date of incorporation), or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Senior Management, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes that all of these transactions were on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

Amounts Owing to Senior Management/Directors

There is no money owing to Senior Management or Directors.

There have been no other transactions since incorporation in June 2007, or proposed transactions, which have materially affected or will materially affect the Company in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C. Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of DeVisser Gray LLP, Chartered Accountants are included herein immediately preceding the financial statements.

a. Audited Financial Statements:

Five Months Ended 12/31/2007 and Fiscal 2007 Ended 7/31/2007

Fiscal 2006 Ended 7/31/2006

b. Un-Audited Interim Financial Statements:

Three Months Ended 3/31/2008 and 4/30/2007

8.A.7. Legal/Arbitration Proceedings

The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange in Toronto, Ontario, Canada, on 12/14/2006.  The current stock symbol is “ANI”.  The ISIN numbers is CA0352651073.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last ten calendar; and the last two fiscal years.

Table No. 12 lists the high, low and closing sales prices on the TSX Venture Exchange for the last six months, last six fiscal quarters, and last two fiscal periods.

Table No. 12
TSX Venture Exchange
Common Shares Trading Activity
Sales - Canadian Dollars
Period Ended	Volume	High	Low	Closing
Monthly
5/31/2008	1,165,555	$1.50	$1.17	$1.38
4/30/2008	1,673,857	$1.68	$1.10	$1.18
3/31/2008	2,389,372	$2.14	$1.46	$1.58
2/29/2008	2,304,343	$1.61	$1.29	$1.57
1/31/2008	3,230,686	$1.78	$1.32	$1.45
12/31/2007	2,200,742	$1.80	$1.11	$1.80

Quarterly
3/31/2008	7,924,401	$2.13	$1.29	$2.58
12/31/2007	6,215,843	$1.80	$0.67	$1,80
9/30/2007	2,349,734	$0.98	$0.63	$0.75
6/30/2007	0
3/31/2007	122,500	$0.34	$0.28	$0.33
12/31/2006	75,000	$0.34	$0.30	$0.32

Yearly
Five Months Ended 12/31/2007	8,566,577	$1.80	$0.63	$1.80
Fiscal 2007 Ended 7/31/2007	330,300	$0.98	$0.28	$0.90

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders.  The authorized capital of Animas consists of an unlimited number of common shares in registered form with no par value. Pacific Corporate Trust Company of Canada (located at 510 Burrard Street 2nd Floor Vancouver, BC V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options and Warrants. Refer to ITEM 6.E. and Table No. 11/13 for additional information.

Table No. 13 lists, as of 6/1/2008, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 13
Share Purchase Warrants Outstanding
Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
July 5, 2007	650,000	1,763	$0.55	$0.55	July 5, 2009
July 5, 2007	6,200,000	5,161,078	$1.00	$1.00	July 5, 2009
December 21, 2007	1,250,000	1,250,000	$1.50	$1.50	June 21, 2009

9.C. Stock Exchanges Identified

The common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada.

Escrowed Shares

Escrow is a legal arrangement whereby a thing (usually money or securities) is delivered to a third party (called an escrow agent) to be held in trust pending a contingency or the fulfillment of a condition or conditions in a contract.  Upon that event occurring, the escrow agent will deliver the thing to the proper recipient, otherwise the escrow agent is bound by her or his fiduciary duty to maintain the escrow account.

Seed Escrow Share and Property Acquisition Escrow Shares.  The Company completed private placements of 1,000,000 common shares to five insiders prior to the Company’s initial public offering.  These 1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006.

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver, Recursos, Chuqui.  Together, these companies controlled the Santa Gertrudis Gold Property.  To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement dated 7/5/2007.  To acquire Chuqui, the Company paid $200,000 in cash and issued 3,750,000 common shares, 2,540,850 of which are subject to an escrow agreement dated 7/5/2007.

Under the Escrow Agreements above, the Seed and Property Acquisition Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule:

Release Date	% Permitted for Release
Upon completion of QT	10% (7/5/2007 released)
6 months from Exchange Notice	15% (1/5/2008 released)
12 months from Exchange Notice	15%
18 months from Exchange Notice	15%
24 months from Exchange Notice	15%
30 months from Exchange Notice	15%
36 months from Exchange Notice	15%
TOTAL	100%

Finder’s Fee Escrow Shares.  A finder’s fee of 379,000 common shares of the Company were paid to an arm’s length party for the acquisition of First Silver and Recursos; these shares are subject to an escrow agreement dated 7/5/2007.  Under the Escrow Agreement above, the Finder’s Fee Escrow Shares are to be released from escrow on a pro-rata basis on the following schedule:

Release Date                             % Permitted for Release

July 5, 2007                             49% ( 7/5/2007)

July 5, 2008                             17%

July 5, 2009                             17%

July 5, 2010                             17%

TOTAL                                   100%

Escrow Shareholder and Release Schedule

Shareholder	Reason For Escrow	Original Number of Escrowed Shares	7/5/2007	1/5/2008	7/5/2008	1/5/2008	7/5/2009	1/5/2010	7/5/2010	TOTAL
POC	seed	500,000	50,000	75,000	75,000	75,000	75,000	75,000	75,000	500,000
Mark Brown	seed	150,000	15,500	22,500	22,500	22,500	22,500	22,500	22,500	150,000
Winnie Wong	seed	50,000	5,000	7,500	7,500	7,500	7,500	7,500	7,500	50,000
Kenneth Morgan	seed	200,000	20,000	30,000	30,000	30,000	30,000	30,000	30,000	200,000
Alastair Sinclair	seed	100,000	10,000	15,000	15,000	15,000	15,000	15,000	15,000	100,000
MetalQuest Minerals Inc.	Acq. of FS/RE	1,500,000	150,000	225,000	225,000	225,000	225,000	225,000	225,000	1,500,000
Jeffrey Phillips	Finder’s Fee	379,000	185,710		64,430		64,430		64,430	379,000
Jeffrey Phillips	Acq. of Chuqui	851,000	85,100	127,650	127,650	127,650	127,650	127,650	127,650	851,000
Mark Isaacs	Acq. of Chuqui	775,850	77,500	116,378	116,378	116,378	116,378	116,378	116,378	775,850
George Isaacs	Acq. of Chuqui	254,000	25,400	28.100	28.100	28.100	28.100	28.100	28.100	254,000
Gregory McKelvey	Acq. of Chuqui	135,000	13,500	20,250	20,250	20,250	20,250	20,250	20,250	135,000
John Reynolds	Acq. of Chuqui	243,000	24,300	36.450	36.450	36.450	36.450	36.450	36.450	243,000
Gary Freeman	Acq. of Chuqui	282,000	28,200	42,300	42,300	42,300	42,300	42,300	42,300	282,000
		5,419,850	689,795	756,128	820,558	756,128	820,558	756,128	820,558	5,419,850

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital

As of 6/1/2008, there were an unlimited number of common shares, without par value, authorized.  As of 6/1/2008, there were 26,696,122 common shares issued and fully paid.

A reconciliation of the share capital is provided in notes to all of the financial statements.

10.A.2. Shares Not Representing Capital

10.A.3. Shares Held By Company

---No Disclosure Necessary---

10.A.4. Stock Options/Share Purchase Warrants

10.A.5. Stock Options/Share Purchase Warrants

---Refer to Table No. 7/8/9/10/11/12/13---

10.A.6. History of Share Capital

Animas has financed its operations through funds raised in public/private placements of common shares and shares issued upon conversion of warrants and options.

The Company filed its final prospectus with the British Columbia and Alberta Securities Commissions on October 27, 2006, in order to offer to the public in British Columbia and Alberta a minimum of 1,500,000 common shares at a price of $0.20 per share for total gross proceeds of $300,000.  On December 12, 2006, the Company closed its Initial Public Offering and the common shares of the Company began trading on the TSX Venture Exchange on December 14, 2006 under the symbol “DCP.P” as a Capital Pool Company.

Under the TSX Venture Exchange’s Policy 2.4, a company with only minimal working capital is allowed to list on the TSX Venture Exchange for the purposes of negotiating an acquisition of, or the participation in, assets or businesses. Such companies are classified as a “Capital Pool Company”, or “CPC” and are governed by a specific set of rules and regulations.

The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition, which, if acquired, would provide the company with a full listing on the TSX Venture Exchange.  The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX Venture Exchange is to prepare for its offering. This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the Offering.

Leede Financial Markets Inc., the agent for the Company’s Initial Public Offering, was paid a corporate finance fee of $7,500 and a commission of $30,000 in cash and was issued 150,000 agent’s options with an exercise price of $0.20 per share, expiring on December 14, 2008, with a fair value of $18,977.  Another $18,183 was paid for other expenses related to the IPO. These expenses included legal fees, audit fees and printing. In July 2007, the 150,000 agent’s options were exercised.

On May 9, 2007, the Company closed the brokered portion of the private placement related to completion of its Qualifying Transaction (“QT”) for gross proceeds of $3,250,000.  This financing was arranged by Pacific International Securities Inc. (the “Agent”) who acted as the Agent for the brokered private placement. The Company issued 6,500,000 subscription receipts of the Company (the “Subscription Receipts”) at $0.50 per Subscription Receipt.

The Company also closed the non-brokered portion of the private placement for gross proceeds of $2,950,000 on May 12, 2007 and issued 5,900,000 Subscription Receipts of the Company at $0.50 per Subscription Receipt.

The total gross proceeds for these two financings were $6.2 million and were released to the Company upon the completion of the QT.

The Subscription Receipts were converted into a unit (a “Unit”) upon the closing of the QT. Each Unit consists of one common share and one half of a transferable common share purchase warrant.  Each whole warrant allows the holder to purchase one additional share for a period of 24 months at $1.00.  The four-month hold period on these Subscription Receipts began on the date that the financings closed and expired on September 9, 2007 and September 12, 2007.

As consideration for its services, the Agent received 455,000 Units as commission and was issued 650,000 agent’s warrants (the “Agent’s Warrants”) entitling the Agent to purchase 650,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $62,353.

The Company also paid a finder’s fee to Leede Financial Markets Inc. (the “Finder”) of $28,000 in cash and 80,000 Finder’s warrants entitling the Finder to purchase 80,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $7,674. Another $23,413 was paid for other expenses related to the private placements.

During the Five Months Ended December 31, 2007, a total of 407,768 Agent’s warrants and Finder’s warrants were exercised.  A fair value of $39,117 was recognized on these exercised warrants.  Another 160,000 warrants were exercised at $1.00 and 120,000 share purchase options were exercised at a price of $0.20 per share.

On December 21, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,500,000 by issuing 2,500,000 Units at $1.00 per Unit.  Each Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.

During the Three Months Ended March 31, 2008, 320,469 Agent’s and Finder’s warrants were exercised at a price of $0.55 per share; 2,500 share purchase options were exercised at a price of $0.50 per share; and, 1,051,422 share purchase warrants were exercised at a price of $1.00 per share.

10.A.7. Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B. Memorandum and Articles of Association

Animas Resources Ltd. (“Animas” or the “Company”) was incorporated as “Deal Capital Ltd.” on June 29, 2006 under the British Columbia Business Corporations Act.  Pursuant to the completion of the qualifying transaction on July 13, 2007, the name was changed to Animas Resources Ltd.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company’s Articles and Division 3 of the Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm subject to the provisions of the Act.

Article 16 of the Company’s articles address the powers and duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the Act.

Article 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors’ powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors’ resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors.

Article 18 details the proceedings of directors. The Directors may meet to conduct business, adjourn, and otherwise regulate their meetings as they see fit. A director may, and the Secretary or Assistant Secretary, if any, on the request of a director must call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be deemed to be set at two directors. If the number of directors is set at one, a quorum is deemed to be one director, and that director may constitute a meeting.

Article 8 details the borrowing powers of the Directors. The Company may, if authorized by the Directors:

a.

Borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

b.

Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c.

Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

d.

Mortgage, charge, whether by way of specific or floating charge, grant a security interest in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless other determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 21 provides for the mandatory indemnification of directors, former directors, and alternate directors, as well as his or her heirs and legal personal representatives, against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Subject to any restrictions in the Business Corporations Act, the Company may indemnify any person. The failure of a director, alternate director, or officer of the Company to comply with the Business Corporations Act or the Company’s Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

a.

is or was a director, alternate director, officer, employee or agent of the Company;

b.

is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

c.

at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; and

d.

at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

The authorized share structure consists of an unlimited number of common shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Article 9 and subject to the Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:

a.

create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

b.

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

c.

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

d.

if the Company is authorized to issue shares of a class or shares with par value;

1.

decrease the par value of those shares; or

2.

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

e.

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;

f.

alter the identifying name of any of its shares; or

g.

otherwise alter its share or authorized share structure when required or permitted to do so by the Act.

Subject to Article 9.2 and the Act, the Company may by special resolution:

a.

create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

b.

vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company may by consent resolution of the directors or by special resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

The directors may, whenever they think fit, call a meeting of shareholders. An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) at such time and place as may be determined by the Directors.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company’s articles is filed as an exhibit to this Form 20-F Registration Statement.

10.C. Material Contracts

Copies of the Material Contracts have been filed as exhibits to this Registration Statement.

1.

Purchase and Sale Agreement among Deal Capital Ltd., Sonora Copper LLC, and Compania Minera Chuqui, S.A. de C.V. dated May 2007.

2.

Purchase and Sale Agreement among Deal Capital Ltd., Sonora Gold Corporation, First Silver Reserve, S.A. de C.V., and Recursos Escondidos, S.A. de C.V. dated April 15, 2007.

3.

Purchase and Sale Agreement between Animas Resources and Mark Isaacs regarding the Shirley Mineral Concession dated April 2, 2008.

4.

Notice of Exercise of purchase option between Animas Resources and MetalQuest Minerals dated February 29, 2008.

5.

Option Agreement for the Don Victor property dated July 24, 2007.

6.

Option Agreement for the Lopez Limon property dated June 1, 2007.

7.

Employment Agreement between Animas Resources and John Wilson dated July 15, 2007.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Animas ’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of Animas on the right of foreigners to hold or vote securities of Animas, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of Animas by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of Animas. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E. Taxation

The following summary of the material Canadian federal income tax consequences are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada. Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency. This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time. In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).

To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation.

The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.” In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations. These rules do not apply to non-U.S. shareholders. Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged.

If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns. Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

10.G. Statement by Experts

The Company’s financial statements for the Five Years Ended 12/31/2007 and Fiscal 2007 Ended 7/31/2007 have been audited by DeVisser Gray LLP, Chartered Accountant. DeVisser Gray is located at Suite 401, 905 West Pender Street, Vancouver, British Columbia Canada V6C 1L6. Their audit report is included with the related financial statements in this Registration Statement with their consent.

10.H. Document on Display

The Company’s documents can be viewed at its Canadian office, located at:  325 Howe Street, #410, Vancouver, British Columbia, Canada  V6C 1Z7.  Upon the effectiveness of this Registration Statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the “SEC”).  The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C.  20549.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The company’s mineral properties are all currently at the exploration stage and the Company’s operations are limited to exploring those properties. Therefore, Animas Resources’  market risks are minimal.

Exchange Rate Risk

All of the Company’s properties are located in Mexico. As a Canadian Company, Animas’s cash balances are kept primarily in Canadian funds, while many exploration and property expenses are denominated in United States dollars or Mexican pesos. Therefore, the Company is exposed to some exchange rate risk. The Company considers the amount of risk to be manageable and does not currently, nor is likely in the foreseeable future, conduct hedging to reduce its exchange rate risk.

Competitive Environment

The Company competes with other mining companies for exploration properties, joint venture agreements and for the acquisition of attractive gold companies.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities --- No Disclosure Necessary ---

12.B. Warrants and Rights --- No Disclosure Necessary ---

12.C. Other Securities --- No Disclosure Necessary ---

12.D. American Depository Shares -- No Disclosure Necessary ---

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

         HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES

---Not Applicable---

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY ANIMAS/AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17. FINANCIAL STATEMENTS

Animas 's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Animas, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of DeVisser Gray LLP, Chartered Accountant, is included herein immediately preceding the audited financial statements.

a. Audited Financial Statements

   Auditor's Report, dated 4/18/2008

    Consolidated Balance Sheets at 12/31/2007 and 7/31/2007

    Consolidated Statements of Operations and Deficit

      for the periods ended 12/31/2007 and 7/31/2007

    Consolidated Statements of Cash Flows

      for the periods ended 12/31/2007 and 7/31/2007

    Notes to Consolidated Financial Statements

b.  Un-Audited Financial Statements

    Consolidated Balance Sheets at 3/31/2008 and 12/31/2007

    Consolidated Statements of Operations and Deficit

      for the Three Months Ended 3/31/2008 and 4/30/2007

    Consolidated Statements of Cash Flows

      for the Three Months Ended 3/31/2008 and 4/30/2007

    Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS

Animas has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1. Notice of Articles and Articles of Incorporation a. Certificate of Incorporation b. Certificates of Name Change c. Articles of Incorporation and By-Laws
3. Voting Trust Agreements – No Disclosure Necessary

4. Material Contracts

a.  Purchase and Sale Agreement among Deal Capital Ltd., Sonora Copper LLC, and Compania Minera Chuqui, S.A. de C.V.

b.  Purchase and Sale Agreement among Deal Capital Ltd., Sonora Gold Corporation, First Silver Reserve, S.A. de C.V., and Recursos Escondidos, S.A. de C.V.

c.  Purchase and Sale Agreement between Animas Resources and Mark Isaacs regarding the Shirley Mineral Concession

d.  Notice of Exercise of purchase option between Animas Resources and MetalQuest Minerals

e.  Option Agreement for the Don Victor property

f.  Option Agreement for the Lopez Limon property

g.  Employment Agreement between Animas Resources and John Wilson

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries: Refer to ITEM #4 of this Form 20-F
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16B: No Disclosure Necessary
12i: Certifications required by Rule 13a-14(a) or Rule 15d-14(a) 12ii: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)

13i.  Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

13ii. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and

     Section 1350 of Chapter 63 of Title 18 of the United States Code

14. Legal Opinion required by Instruction 3 of ITEM 7B: --- No Disclosure Necessary ---

15.  Additional Exhibits:

a.  Consent of DeVisser Gray LLP, dated August 11, 2008

b.  Stock Option Plan

c.  Management Information Circular dated May 13, 2008

d.  Form of Proxy for the Annual General Meeting held June 17, 2008

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

For the five months ended December 31, 2007

and year ended July 31, 2007

#

D E  V I S S E R  G R A Y  L L P

CHARTERED ACCOUNTANTS

401 - 905 West Pender Street

Vancouver, BC Canada

V6C 1L6

Tel: (604) 687-5447

Fax: (604) 687-6737

AUDITORS’ REPORT

To the Directors of Animas Resources Ltd. (“the Company”)

We have audited the consolidated balance sheets of Animas Resources Ltd. as at December 31 and July 31, 2007 and the consolidated statements of operations and deficit and cash flows for the five month period ended December 31, 2007 and the year ended July 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31 and July 31, 2007 and the results of its operations and cash flows for the periods then ended in accordance with Canadian generally accepted accounting principles.

De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia

April 18, 2008

ANIMAS RESOURCES LTD.
(formerly Deal Capital Ltd.)
Consolidated Balance Sheets

	December 31, 2007	July 31, 2007

Assets

Current assets:
Cash and cash equivalents	$ 6,629,208	$ 5,147,751
Amounts receivable	100,032	29,780
Subscription receivable (Note 6)	370,000	-
Prepaid expenses	29,591	22,183
	7,128,831	5,199,714
Mineral properties (Note 4)	6,432,526	5,700,015
Equipment (Note 5)	17,269	-
	$ 13,578,626	$ 10,899,729

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 94,313	$ 120,425
Due to MetalQuest Minerals Inc. (Notes 3 & 12)	491,000	529,550
	585,313	649,975
Due to MetalQuest Minerals Inc. (Note 3)	982,000	1,059,100
	1,567,313	1,709,075

Shareholders’ Equity:
Share capital (Note 6)	12,252,817	9,267,377
Shares subscribed	2,000	-
Contributed surplus (Note 6)	50,467	107,635
Deficit	(293,971)	(184,358)
	12,011,313	9,190,654
	$ 13,578,626	$ 10,899,729
Commitments and contingencies (Note 9)
Subsequent event (Note 12)

Approved by the Board of Directors:
“Gregory E. McKelvey”	Director
Gregory E. McKelvey

“Mark T. Brown”	Director
Mark T. Brown

ANIMAS RESOURCES LTD.
(formerly Deal Capital Ltd.)
Consolidated Statements of Operations and Deficit

	Five months ended December 31, 2007	Year ended July 31, 2007

Expenses:
Bank charges and interest	$4,601	$1,398
Corporate development	25,166	5,219
Filing fees	21,135	48,438
Insurance	1,298	-
Management and consulting fees	10,509	2,088
Office	70,350	20,371
Professional fees	88,255	29,859
Rent	2,500	4,000
Shareholders’ communication	35,961	14,032
Stock-based compensation	-	37,608
Transfer agent fees	12,089	9,873
Travel	6,574	8,275
Wages and benefits	-	23,430
Loss before other items	278,438	204,591

Other items:
Interest Income	(76,973)	(19,819)
Foreign exchange (gains)	(91,852)	(2,284)
	(168,825)	(22,103)
Loss for the period	109,613	182,488
Deficit – beginning of period	184,358	1,870
Deficit – end of period	$293,971	$184,358
Loss per share – basic and diluted	$0.01	$0.06
Weighted average number of common shares outstanding	21,447,039	3,273,792

ANIMAS RESOURCES LTD.
(formerly Deal Capital Ltd.)
Consolidated Statements of Cash Flows

	Five months ended December 31, 2007	Year ended July 31, 2007

Cash Provided by (Used in):

Operating Activities
Net loss for the period	$(109,613)	$(182,488)
Items not involving cash:
Stock-based compensation	-	37,608
Amortization	1,151	-
Interest income accrued	(75,901)	-
Foreign exchange on long-term debt	(115,650)	-
Change in non-cash working capital items:
Decrease / (increase) in amounts receivable	5,649	(14,188)
(Increase) in subscription receivable	(370,000)	-
(Increase) in prepaid expenses	(7,408)	(22,183)
(Decrease) / increase in accounts payable	(39,075)	69,789
Net cash used in operating activities	(710,847)	(111,462)

Investing Activities
Exploration costs	(699,548)	(371,612)
Cash acquired from Qualifying Transaction	-	20,166
Cash paid in Qualifying Transaction	-	(912,245)
Purchase of equipment	(18,420)	-
Net cash used in investing activities	(717,968)	(1,263,691)

Financing Activities
Proceeds from issuance of share capital (Note 6)	2,910,272	6,530,000
Share issue costs	-	(107,096)
Net cash provided by financing activities	2,910,272	6,422,904

Net cash and cash equivalents used during the period	1,481,457	5,047,751
Cash and cash equivalents – beginning of period	5,147,751	100,000
Cash and cash equivalents – end of period	$6,629,208	$5,147,751

Supplemental disclosure with respect to cash flows (Note 8).

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

 1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act.  On December 14, 2006, the Company completed its initial public offering and its common shares began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “DCP.P”.

As a Capital Pool Company (“CPC”), the principal business of the Company was to complete a Qualifying Transaction (“QT”).  On July 13, 2007, the Company received final approval from the Exchange for the acquisition of three Mexican companies that collectively owned a significant portion of the Santa Gertrudis gold deposit in Mexico (Note 3), the related private placements (Note 6(d)) and the name change.

In 2007, the Company changed its year end from July 31 to December 31 such that these consolidated financial statements are as at December 31 and for the five months period then ended.

The Company has no revenue and has a deficit of $293,971 to date. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult or not possible.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and its wholly-owned subsidiaries:  First Silver Reserve, S.A. de C.V., Recursos Escondidos, S.A. de C.V. and Compania Minera Chuqui, S.A. de C.V.  All intercompany transactions have been eliminated upon consolidation.

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Foreign currency translation

The Company’s reporting currency is the Canadian Dollar.  The Company’s Mexican operations are considered to be integrated operations with foreign currency transactions translated into Canadian Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period; and

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

Mineral properties

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned.  These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes cash consideration and the fair market value of any shares issued for the acquisition of mineral properties.  Properties acquired under option agreements are recorded in the accounts at such time as payments are made.  Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Amortization

The Company provides for amortization on its equipment on a straight line method over the estimated useful life of the equipment.

Income taxes

The Company accounts for, and measures future tax assets and liabilities, in accordance with the liability method.  Under this method, future income-tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

Stock based compensation

The Company has a stock option plan as described in Note 6(g) and accounts for all stock-based compensation arrangements entered into on or after June 29, 2006 using the fair value method, under which compensation expense is recorded based on the estimated fair value of the options at the date of grant as determined by the Black Scholes Option Pricing model.

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at December 31, 2007, the Company did not have any asset retirement obligations.

Retirement of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amount of the asset exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

New Accounting Policies

Effective August 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments - Recognition and Measurement; and Section 3865, Hedges, retroactively without restatement.  These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting.  Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.  Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated.  The adoption of these Handbook Sections had no impact on opening deficit.

Under Section 3855, financial instruments must be classified into one of the following five categories:  held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value.  Amounts receivable are classified as loans and receivables, which are measured at amortized cost.  Accounts payable, accrued liabilities, due to MetalQuest Minerals Inc. are classified as other financial liabilities.  The Company had neither available-for-sale, nor held-to-maturity instruments during the five months ended December 31, 2007.

The Company had no “other comprehensive income or loss” transactions during the period ended December 31, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

3.

QUALIFYING TRANSACTION

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”).  Together, these Companies control the Santa Gertrudis Gold Project in northern Mexico and at the date of acquisition owned or had options to acquire an aggregate of 35 mineral claims.

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement.  The Company will also make three additional payments of US$500,000 to the vendor, MetalQuest (“MetalQuest”) (formerly Sonora Gold Corporation), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.  As at December 31, 2007, the first US$500,000 payment is reported as a current liability on the Company’s balance sheet, with the residual obligation, not due within one year, classified as non-current. See subsequent events Note 12.

To acquire Chuqui, the Company paid $200,000 in cash and issued 3,750,000 common shares, a portion of which is also subject to an escrow agreement.

A finder’s fee of 379,000 common shares of the Company has also been paid to an arm’s length party for the acquisition of First Silver and Recursos.  These shares have been escrowed and will be released from escrow as consideration is paid for the acquisition, subject to various conditions.

Consideration for these acquisitions has been measured as equal to the total cash amounts paid and payable plus common shares of the Company issued at a value of $0.50 each, which was the price of the concurrent private placement financings completed as more fully described at Note 6(d).  The total consideration so determined of $5,315,395 was applied to these acquired companies’ working capital accounts at their carrying values, with the excess allocated to mineral property interests.  The following table summarizes these amounts:

	First Silver	Recursos	Chuqui	Total

Cash and cash equivalents	$ 18,133	$ 622	$ 1,411	$ 20,166
Amounts receivable	77,244	8,850	49,486	135,580
Mineral properties	1,524,821	1,610,725	2,024,103	5,159,649
	$ 1,620,198	$ 1,620,197	$ 2,075,000	$ 5,315,395

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

4.

MINERAL PROPERTIES

Santa Gertrudis Property - Continued

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and options to purchase certain mineral claims.

Lopez-Limon Option Agreement

Chuqui signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property at any time on or before June 1, 2011 by making the following payments:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000
December 1, 2008	150,000
June 1, 2009	150,000
December 1, 2009	250,000
June 1, 2010	250,000
December 1, 2010	300,000
June 1, 2011	700,000

Total	$ 2,000,000

Don Victor Option Agreement

On July 24, 2007, the Company signed an option agreement to purchase three mineral claims in the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)		Amount in common shares (US$)
At signing	$ 25,000	Paid	$ 20,000	Issued
July 24, 2008	25,000		25,000
January 24, 2009	30,000		35,000
July 24, 2009	30,000		47,500
January 24, 2010	35,000		55,000
July 24, 2010	35,000		65,000
January 24, 2011	40,000		70,000
July 24, 2011	40,000		87,500
January 24, 2012	45,000		90,000
July 24, 2012	45,000		105,000

Total	$ 350,000		$ 600,000

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
At signing	$ 20,000	Paid
12 months	20,000
18 months	20,000
24 months	20,000
30 months	20,000
36 months	20,000
42 months	20,000
48 months	20,000
54 months	20,000
60 months	20,000
Final option payment	20,000

Total	$ 220,000

San Enrique and Greta Option

MetalQuest, the vendor of First Silver and Recursos, has granted an option to Minera Teck Cominco, S.A. de C.V. (“MTC”) whereby MTC can earn up to a 70% interest in certain mineral claims contiguous to the Santa Gertrudis property known as the San Enrique and Greta properties.  Under the terms of the QT, the Company has a right of first refusal option to purchase the San Enrique and Greta properties from MetalQuest by paying US$450,000 plus an additional US$20 per ounce over 45,000 ounces on the San Enrique and Greta properties that are reported in a NI 43-101 compliant geological resource report and that are in the measured and indicated category using a 1.5 gram per tonne cut off.  The amount due to exercise the option can be paid in common shares of the Company at its election.  The Company’s option will be only for a period of 120 days from the day MTC terminates its pre-existing option with MetalQuest.

On November 27, 2007, after MTC terminated its pre-existing option with MetalQuest, the Company signed a letter of intent to acquire the San Enrique and Greta properties, subject to applicable due diligence.  Subsequently, on March 11, 2008, the Company exercised its option and acquired San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Net Smelter Royalty

As a covenant with and lien on the Santa Gertrudis Property, when the Santa Gertrudis Property goes into production, the Company is subject to the following commitments:

•

Through a sales-purchase agreement entered into in March 2002 by First Silver, First Silver is committed to pay production royalties to the seller or whomever the latter may designate as beneficiary, equal to 2% of the Net Smelter Return.  This royalty is payable as to 1.33% to Queenstake Resources Ltd. and as to 0.67% to Campbell Resources Inc.

•

Through a sales-purchase agreement entered into in September 2002 by Recursos, Recursos is committed to pay production royalties to the seller or whomever the latter may designate as beneficiary as follows:

i)

Royalties equal to US$0.10 for every ton of ore extracted, until a maximum of US$2,000,000 is reached; and

ii)

Production royalties equal to 1% of the Net Smelter Return.

•

Net Smelter Return is defined as the fair market value of all products less all costs, charges and expenses paid or incurred by the Company with respect to such products; including those incurred after such products leave the property.

The Company purchased all of these Net Smelter Royalties by paying $87,500 cash in 2007 and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008. There are no other royalties on the Santa Gertrudis Property.

Bacanuchi

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share.  $10,000 was advanced to the property owner for mining taxes.  The definitive purchase and sale agreement was completed in 2008 and the title has been registered with the authorities in Mexico.  The Exchange approved this transaction on July 12, 2007 and the shares were issued on April 11, 2008.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

4.

MINERAL PROPERTIES - CONTINUED

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon the discovery and economic recovery of ore reserves.  A breakdown of carrying values by period is as follows:

	July 31 2006	Expenditures for the year		July 31 2007	Expenditures for the period	December 31 2007
Santa Gertrudis Property
Acquisition costs	$ -	$ 5,407,041	(1)	$ 5,407,041	$ -	$ 5,407,041
Annual mining taxes	-	38,181		38,181	25,559	63,740
Camp and general	-	-		-	72,236	72,236
Environmental costs	-	2,409		2,409	-	2,409
Field costs	-	-		-	806	806
Foreign value added tax credit	-	120,072		120,072	27,776	147,848
Geology	-	7,477		7,477	45,397	52,874
Geophysical	-	27,496		27,496	67,562	95,058
Net smelter royalty payments	-	-		-	87,500	87,500
Office and administrative	-	12,218		12,218	105,320	117,538
Option payments	-	61,061		61,061	147,440	208,501
Resources calculation	-	-		-	8,223	8,223
Travel	-	-		-	33,738	33,738
Wages	-	-		-	110,954	110,954
	-	5,675,955		5,675,955	732,511	6,408,466
Bacanuchi
Mining property payments	-	13,387		13,387	-	13,387
Option payments	-	10,673		10,673	-	10,673
	-	24,060		24,060	-	24,060
Total	$ -	$ 5,700,015		$ 5,700,015	$ 732,511	$ 6,432,526

(1) This includes costs allocated on completion of the QT of $5,159,649 (Note 3) and expenses directly related to the transaction of $247,392.

5.

EQUIPMENT

	December 31, 2007			July 31, 2007
	Cost	Accumulated amortization	Net book value	Net book value
Vehicle	$ 18,420	$ 1,151	$ 17,269	$ -
	$ 18,420	$ 1,151	$ 17,269	$ -

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

6.

SHARE CAPITAL

a) Authorized:

Unlimited number of common shares without par value

b) Issued:

	Number of Shares	Amount	Contributed Surplus
Balance at July 31, 2006	1,000,000	$ 100,000	$ -

Initial public offering (“IPO”) (Note 6c)	1,500,000	300,000	-
Share issue cost – IPO (Note 6c)	-	(74,660)	18,977
Qualifying transaction (Note 3)	5,250,000	2,625,000	-
Finder’s fee (Note 3)	379,000	189,500	-
Private placements (Note 6d)	12,400,000	6,200,000	-
Agent’s commission (Note 6d)	455,000	227,500	-
Share issue costs (Notes 3 & 6d)	-	(348,940)	70,027
Exercise of IPO agent’s options (Note 6c)	150,000	48,977	(18,977)
Stock-based compensation (Note 6g)	-	-	37,608

Balance at July 31, 2007	21,134,000	9,267,377	107,635

Exercise of Agent’s and Finder’s warrants (Note 6d)	407,768	263,389	(39,117)
Option payment (Note 4)	21,739	20,000	-
Private placement (Note 6d)	2,500,000	2,500,000	-
Exercise of options (Note 6g)	120,000	42,051	(18,051)
Exercise of warrants (Note 6d)	160,000	160,000	-

Balance at December 31, 2007	24,343,507	$ 12,252,817	$ 50,467

c) Initial Public Offering:

The Company filed its final prospectus with the British Columbia and Alberta Securities Commissions on October 27, 2006, in order to offer to the public in British Columbia and Alberta a minimum of 1,500,000 common shares at a price of $0.20 per share for total gross proceeds of $300,000. The final Mutual Reliance Review System for Prospectuses decision document was issued on October 30, 2006.  On December 12, 2006, the Company closed its IPO and the common shares of the Company began trading on the Exchange on December 14, 2006 under the symbol “DCP.P” as a Capital Pool Company.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

6.

SHARE CAPITAL - CONTINUED

Leede Financial Markets Inc., the agent for the Company’s IPO, was paid a corporate finance fee of $7,500 and a commission of $30,000 in cash and was issued 150,000 agent’s options with an exercise price of $0.20 per share, expiring on December 14, 2008, with a fair value of $18,977.  Another $18,183 was paid for other expenses related to the IPO. In July 2007, the 150,000 agent’s options were exercised.

d) Private Placements:

On May 9, 2007, the Company closed the brokered portion of the private placement related to completion of its QT for gross proceeds of $3,250,000. This financing was arranged by Pacific International Securities Inc. (the “Agent”) who acted as the Agent for the brokered private placement. The Company issued 6,500,000 subscription receipts of the Company (the “Subscription Receipts”) at $0.50 per Subscription Receipt.

The Company also closed the non-brokered portion of the private placement for gross proceeds of $2,950,000 on May 12, 2007 and issued 5,900,000 Subscription Receipts of the Company at $0.50 per Subscription Receipt.

The total gross proceeds for these two financings was $6.2 million and was released to the Company upon the completion of the QT.

The Subscription Receipts were converted into a unit (a “Unit”) upon the closing of the QT. Each Unit consists of one common share and one half of a transferable common share purchase warrant. Each whole warrant allows the holder to purchase one additional share for a period of 24 months at $1.00.  The four-month hold period on these Subscription Receipts began on the date that the financings closed and expired on September 9 and September 12, 2007.

As consideration for its services, the Agent received 455,000 Units as commission and was issued 650,000 agent’s warrants (the “Agent’s Warrants”) entitling the Agent to purchase 650,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $62,353.

The Company also paid a finder’s fee to Leede Financial Markets Inc. (the “Finder”) of $28,000 in cash and 80,000 Finder’s warrants entitling the Finder to purchase 80,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $7,674. Another $23,413 was paid for other expenses related to the private placements.

During the five months ended December 31, 2007, a total of 407,768 Agent’s warrants and Finder’s warrants were exercised.  A fair value of $39,117 was recognized on these exercised warrants.  Another 160,000 warrants were exercised at $1.00.

On December 21, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,500,000 by issuing 2,500,000 Units at $1.00 per Unit.  Each Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.  $370,000 was received in January 2008.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

6.

SHARE CAPITAL - CONTINUED

e) Escrow Shares:

1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under all these escrow agreements, 10% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release.  504,085 shares have been released as of December 31, 2007, leaving a balance of 4,536,765 shares held in escrow.

379,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under this escrow agreement, 49% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release.  185,710 shares have been released as of December 31, 2007, leaving a balance of 193,290 shares held in escrow.

The total number of shares held in escrow at December 31, 2007 was 4,730,055.

Subsequently, 756,128 shares were released on January 5, 2008, leaving a total of 3,973,927 shares held in escrow.

f) Performance Bonus Pool:

The Company has reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

6.

SHARE CAPITAL - CONTINUED

g) Stock Options:

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.  On December 14, 2006, the Company granted a total of 250,000 options to the directors with the closing of its IPO with an exercise price of $0.20 per share.  In addition, another 1,575,000 options at $0.50 per share were granted to the directors, officers, advisors and consultants with the closing of its Qualifying Transaction.  These options are non-transferable and will expire on the fifth anniversary of their date of issue if unexercised.

The Company also granted 150,000 agent’s options on December 14, 2006 upon the closing of its IPO which options were exercisable at $0.20 per share for a period of 24 months (Note 6c).  These options were exercised in July 2007.

During the five months ended December 31, 2007, 120,000 options at $0.20 per share were exercised.  A fair value of $18,051 was recognized on these exercised options.

Options outstanding at December 31, 2007 and July 31, 2007 were as follows:

	December 31, 2007		July 31, 2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	1,825,000	$ 0.46	-	$ -
Granted – Directors, officers, consultants	-	-	1,825,000	0.46
Granted – Agent	-	-	150,000	0.20
Exercised	(120,000)	(0.20)	(150,000)	(0.20)

Outstanding, end of period	1,705,000	$ 0.48	1,825,000	$ 0.46

As at December 31, 2007, the Company had the following options outstanding:

Expiry Date	Number of Options		Exercise Price
December 14, 2011	130,000		$0.20
July 12, 2012	1,575,000	(1)	$0.50

	1,705,000		$0.48

(1)  Subsequently, 2,500 options were exercised and 5,000 options expired.

Subsequently, 75,000 options were granted to a consultant of the Company at a purchase price of $1.60 per share, expiring on January 15, 2013.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

6.

SHARE CAPITAL - CONTINUED

h) Warrants:

Warrants outstanding at December 31, 2007 and July 31, 2007 were as follows:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, July 31, 2006	-	$ -
Granted	7,157,500	0.95
Outstanding, July 31, 2007	7,157,500	0.95

Granted	1,250,000	1.50
Exercised	(567,768)	0.68
Outstanding, December 31, 2007	7,839,732	$ 1.06

As at December 31, 2007, the Company had the following warrants outstanding:

Expiry Date	Number of Warrants		Exercise Price
June 21, 2009	1,250,000		$1.50
July 5, 2009	322,232	(1)	$0.55
July 5, 2009	6,267,500	(2)	$1.00
	7,839,732

(1)  Subsequently, 320,469 warrants were exercised.

(2)  Subsequently, 1,071,422 warrants were exercised.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

7.

RELATED PARTY TRANSACTIONS

During the five months ended December 31, 2007, the Company:

a)  incurred an expense of $2,500 (year ended July 31, 2007 - $4,000) for rent to a private company controlled by a director of the Company.

a)

incurred an expense of $46,500 (year ended July 31, 2007 - $6,500) for management and accounting services to a private company controlled by a director of the Company.

As at December 31, 2007, a total of $16,718 (July 31, 2007 - $18,660) was owed to a director, an officer and a private company controlled by a director of the Company for expense reimbursements and fees.

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

a)

During the five months ended December 31, 2007, the Company received interest income in cash for $1,072 (year ended July 31, 2007 - $Nil).

b)

The Company issued 21,739 common shares valued at $20,000 for on option payment (Note 4).

9.

COMMITMENTS AND CONTINGENCIES

The Company is committed to pay US$15,000 each quarter to a private company for corporate development work for 12 months from July 6, 2007 to July 5, 2008, and thereafter US$500 per month from July 6, 2008 to July 5, 2009.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

10.

INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	December 31 2007	July 31 2007
Loss for the period	$ (109,613)	$ (182,488)

Expected income tax recovery	(37,378)	(62,866)
Non-deductible expenses	(36,092)	12,045
Unrecognized benefit of non-capital losses	73,470	50,821

Total income tax recovery	$ -	$ -

The significant components of the Company’s future income tax assets and liabilities at December 31, 2007 and July 31, 2007 are as follows:

	December 31 2007	July 31 2007
Future income tax assets (liabilities)
Non-capital loss carryforwards	$ 187,081	$ 78,409
Resource expenses	254,119	127,796
Impact of change in tax rate	(11,435)	127,796

Future income tax assets	429,765	206,205
Valuation allowance	(429,765)	(206,205)

Net future income tax assets	$ -	$ -

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

10.

INCOME TAXES - CONTINUED

The following is a schedule of the Company’s aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2025 and 2027 as follows:

Year of Expiration	Non-Capital Loss

2025	$ 1,870
2026	265,968
2027	280,788
$ 548,626

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

11.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Total
Five months ended December 31, 2007
Loss for the period	$(52,326)	$(57,287)	$(109,613)
Capital expenditures	$-	$717,968	$717,968

Year ended July 31, 2007
Loss for the period	$(180,803)	$(1,685)	$(182,488)
Capital expenditures	$-	$371,612	$371,612

As at December 31, 2007
Assets	$7,052,490	$6,256,135	$13,578,626

As at July 31, 2007
Assets	$5,118,489	$5,781,240	$10,899,729

12.

SUBSEQUENT EVENT

On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to MetalQuest in shares and issued 153,295 common shares valued at $1.66 per share to MetalQuest for 50% of the current portion due.  The remaining US$250,000 will be paid on July 5, 2008, in cash or common shares at the Company’s discretion.

#

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

Mineral property costs

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off.  Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

	December 31 2007	July 31 2007
a) Assets
Mineral property costs under Canadian GAAP	$ 6,432,526	$ 5,700,015
Less deferred costs expensed under U.S. GAAP	(6,432,526)	(5,700,015)
Mineral property costs under U.S. GAAP	$ -	$ -

b) Operations
Net loss under Canadian GAAP	$ (109,613)	$ (182,488)
Mineral property costs expensed under U.S.GAAP	(732,511)	(5,700,015)
Net loss under U.S. GAAP	$ (842,124)	$ (5,882,503)

c) Deficit
Closing deficit under Canadian GAAP	$ (293,971)	$ (184,358)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(6,432,526)	(5,700,015)
Closing deficit under U.S. GAAP	$(6,726,497)	$ (5,884,373)

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the five months ended December 31, 2007

13.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, CONTINUED

	December 31 2007	July 31 2007
d) Cash flows - Operating activities
Cash used in operating activities - Canadian GAAP	$ (710,847)	$ (111,462)
Loss under Canadian GAAP	109,613	182,488
Loss under U.S. GAAP	(842,124)	(5,882,503)
Non-cash exploration costs expensed under U.S. GAAP	32,963	5,328,403
Cash used in operating activities - U.S. GAAP	$(1,410,395)	$ (483,074)

e) Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$ (717,968)	$ (1,263,691)
Mineral property costs expensed under U.S. GAAP	699,548	371,612
Cash used in from investing activities - U.S. GAAP	$ (18,420)	$ (892,079)

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2008

(Unaudited)

#

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51 – 102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

ANIMAS RESOURCES LTD.
(formerly Deal Capital Ltd.)
Consolidated Balance Sheets

	March 31, 2008 (Unaudited)	December 31, 2007 (Audited)

Assets

Current assets:
Cash and cash equivalents	$7,511,849	$6,629,208
Amounts receivable	89,989	100,032
Subscription receivable (Note 6)	-	370,000
Prepaid expenses	21,543	29,591
	7,623,381	7,128,831
Mineral properties (Note 4)	7,611,418	6,432,526
Equipment (Note 5)	33,345	17,269
	$15,268,144	$13,578,626

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities	$185,272	$94,313
Due to MetalQuest Minerals Inc. (Note 3)	255,800	491,000
	441,072	585,313
Due to MetalQuest Minerals Inc. (Note 3)	1,023,200	982,000
	1,464,272	1,567,313

Shareholders’ Equity:
Share capital (Note 6)	14,272,910	12,252,817
Shares subscribed	-	2,000
Contributed surplus (Note 6)	265,310	50,467
Deficit	(734,348)	(293,971)
	13,803,872	12,011,313
	$15,268,144	$13,578,626
Commitments and contingencies (Note 9)

Approved by the Board of Directors:
“Gregory E. McKelvey”	Director
Gregory E. McKelvey

“Mark T. Brown”	Director
Mark T. Brown

ANIMAS RESOURCES LTD.
(formerly Deal Capital Ltd.)
Consolidated Statements of Operations and Deficit
(Unaudited)

	Three months ended March 31, 2008	Three months ended April 30, 2007

Expenses:
Bank charges and interest	$1,430	$57
Corporate development	14,724	-
Filing fees	19,098	12,150
Management and consulting fees	8,912	-
Office	42,557	6,175
Professional fees	55,322	-
Rent	1,500	-
Shareholders’ communication	36,948	-
Stock-based compensation	246,109	-
Transfer agent fees	9,290	680
Travel	7,412	-
Loss before other items	443,302	19,062

Other items:
Interest Income	(38,675)	-
Foreign exchange loss	35,750	-
	(2,925)	-
Net loss for the period	440,377	19,062
Deficit – beginning of period	293,971	60,304
Deficit – end of period	$734,348	$79,366
Loss per share – basic and diluted	$0.02	$0.01
Weighted average number of common shares outstanding	25,145,905	2,500,000

ANIMAS RESOURCES LTD.
(formerly Deal Capital Ltd.)
Consolidated Statements of Cash Flows (Unaudited)

	Three months ended March 31, 2008	Three months ended April 30, 2007

Cash Provided by (Used in):

Operating Activities
Net loss for the period	$(440,377)	$(19,062)
Items not involving cash:
Stock-based compensation	246,109	-
Amortization	1,165	-
Foreign exchange loss on long-term debt	60,700	-
Change in non-cash working capital items:
Decrease / (increase) in amounts receivable	10,043	(2,213)
Decrease in subscription receivable	370,000	-
Decrease / (increase) in prepaid expenses	8,048	(28,439)
(Decrease) in accounts payable	(25,599)	(8,364)
Net cash provided by (used in) operating activities	230,089	(58,078)

Investing Activities
Decrease in deferred financing costs	-	(32,870)
Mineral properties	(557,137)	-
Purchase of equipment	(17,241)	-
Net cash used in investing activities	(574,378)	(32,870)

Financing Activities
Proceeds from issuance of share capital (Note 6)	1,226,930	-
Net cash provided by financing activities	1,226,930	-

Net cash and cash equivalents used during the period	882,641	(90,948)
Cash and cash equivalents – beginning of period	6,629,208	331,789
Cash and cash equivalents – end of period	$7,511,849	$240,841

Supplemental disclosure with respect to cash flows (Note 8).

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

1.

NATURE OF OPERATIONS AND GOING CONCERN

The Company was incorporated on June 29, 2006, under the British Columbia Business Corporations Act.  On December 14, 2006, the Company completed its initial public offering and its common shares began trading on the TSX Venture Exchange (the “Exchange”) under the symbol “DCP.P”.

As a Capital Pool Company (“CPC”), the principal business of the Company was to complete a Qualifying Transaction (“QT”).  On July 13, 2007, the Company received final approval from the Exchange for the acquisition of three Mexican companies that collectively owned a significant portion of the Santa Gertrudis gold deposit in Mexico (Note 3), the related private placements (Note 6(d)) and the name change.

In 2007, the Company changed its year end from July 31 to December 31 such that these interim consolidated financial statements are for the three months ended March 31, 2008 with  comparatives for the three months ended April 30, 2007.

The Company has no revenue and has a deficit of $734,348 to date. The Company’s operations are funded from equity financings which are dependent upon many external factors and may be difficult or not possible.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and its wholly-owned subsidiaries:  First Silver Reserve, S.A. de C.V., Recursos Escondidos, S.A. de C.V. and Compania Minera Chuqui, S.A. de C.V.  All intercompany transactions have been eliminated upon consolidation.

Interim financial statements

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the annual consolidated financial statements.  These interim consolidated financial statements do not include in all respects the annual disclosure requirements of generally accepted accounting principles and should be read in conjunction with the most recent annual statements.

Use of estimates

The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the period.

Foreign currency translation

The Company’s reporting currency is the Canadian Dollar.  The Company’s Mexican operations are considered to be integrated operations with foreign currency transactions translated into Canadian Dollars as follows:

•

monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;

•

other assets and liabilities at the applicable historical exchange rates;

•

revenues and expenses at the average rates of exchange for the period; and

•

gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

Mineral properties

The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned.  These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are sold, allowed to lapse or abandoned.

Cost includes cash consideration and the fair market value of any shares issued for the acquisition of mineral properties.  Properties acquired under option agreements are recorded in the accounts at such time as payments are made.  Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from the sale of the property.  Management’s assessment of a property’s estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Amortization

The Company provides for amortization on its equipment on a straight line method over the estimated useful life of the equipment.

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method.  Under this method, future income-tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.  Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change.  When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized.  Such an allowance applies fully to all potential income tax assets of the Company.

Stock based compensation

The Company has a stock option plan as described in Note 6(g) and accounts for all stock-based compensation arrangements entered into on or after June 29, 2006 using the fair value method, under which compensation expense is recorded based on the estimated fair value of the options at the date of grant as determined by the Black Scholes Option Pricing model.

Asset retirement obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made.  A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life.  Adjustments will also be made in subsequent periods to changes in asset retirement obligations due to changes in estimates.  As at March 31, 2008, the Company did not have any asset retirement obligations.

Retirement of long-lived assets

Long-lived assets are assessed for impairment when events and circumstances warrant, when the carrying amount of the asset exceeds its estimated undiscounted net cash flow from use or its fair value, at which time the impairment is charged to earnings.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

2.   SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Changes in accounting policies

On January 1, 2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

(a)

Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (see Note 11).

(b)

Section 3863 – Financial Instruments – Presentation, to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows (see Note 11).

(c)

Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity’s capital and how it is managed (see Note 12).  Under this standard, the Company will be required to disclose the following:

•

qualitative information about its objectives, policies and processes for managing capital;

•

summary quantitative data about what it manages as capital;

•

whether during the period it complied with any externally imposed capital requirement to which it is subject; and

•

when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

(d)

Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity’s ability to continue as a going concern (see Note 1).

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

3.

QUALIFYING TRANSACTION

On July 5, 2007, the Company acquired 100% of the issued and outstanding common shares of First Silver Reserve, S.A. de C.V (“First Silver”), Recursos Escondidos, S.A. de C.V. (“Recursos”) and Compania Minera Chuqui, S.A. de C.V. (“Chuqui”).  Together, these Companies control the Santa Gertrudis Gold Project in northern Mexico and at the date of acquisition owned or had options to acquire an aggregate of 35 mineral claims.

To acquire First Silver and Recursos, the Company made a non-refundable deposit of $25,000, a subsequent cash payment of US$650,000 and issued 1,500,000 of its common shares, which are subject to an escrow agreement.  The Company will also make three additional payments of US$500,000 to the vendor, MetalQuest (“MetalQuest”) (formerly Sonora Gold Corporation), payable at the Company’s discretion in cash or common shares on each of the first, second and third anniversary dates of the acquisition.

On March 27, 2008, the Company exercised its right to make the first anniversary payment of US$500,000 due to MetalQuest in shares and issued 153,295 common shares valued at $1.66 per share to MetalQuest for 50% of the current portion due.  The remaining US$250,000 will be paid on July 5, 2008, in cash or common shares at the Company’s discretion. As at March 31, 2008, the US$250,000 payment is reported as a current liability on the Company’s balance sheet, with the residual obligation, not due within one year, classified as non-current.

To acquire Chuqui, the Company paid $200,000 in cash and issued 3,750,000 common shares, a portion of which is also subject to an escrow agreement.

A finder’s fee of 379,000 common shares of the Company has also been paid to an arm’s length party for the acquisition of First Silver and Recursos.  These shares have been escrowed and will be released from escrow as consideration is paid for the acquisition, subject to various conditions.

Consideration for these acquisitions has been measured as equal to the total cash amounts paid and payable plus common shares of the Company issued at a value of $0.50 each, which was the price of the concurrent private placement financings completed as more fully described at Note 6(d).  The total consideration so determined of $5,315,395 was applied to these acquired companies’ working capital accounts at their carrying values, with the excess allocated to mineral property interests.  The following table summarizes these amounts:

	First Silver	Recursos	Chuqui	Total

Cash and cash equivalents	$ 18,133	$ 622	$ 1,411	$ 20,166
Amounts receivable	77,244	8,850	49,486	135,580
Mineral properties	1,524,821	1,610,725	2,024,103	5,159,649
	$ 1,620,198	$ 1,620,197	$ 2,075,000	$ 5,315,395

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

4.

MINERAL PROPERTIES

Santa Gertrudis Property - Continued

The Santa Gertrudis Property is located in the Santa Teresa District, Cucurpe, Sonora State, Mexico and consists of mineral claims that are 100% owned and options to purchase certain mineral claims.

Lopez-Limon Option Agreement

Chuqui signed an option agreement on June 1, 2007 to purchase 10 mineral claims in the Santa Gertrudis Property at any time on or before June 1, 2011 by making the following payments:

	Amount (US$)
June 1, 2007	$ 50,000	Paid
December 1, 2007	75,000	Paid
June 1, 2008	75,000
December 1, 2008	150,000
June 1, 2009	150,000
December 1, 2009	250,000
June 1, 2010	250,000
December 1, 2010	300,000
June 1, 2011	700,000

Total	$ 2,000,000

Don Victor Option Agreement

On July 24, 2007, the Company signed an option agreement to purchase three mineral claims in the Santa Gertrudis Property by making the following cash and share payments:

	Amount in cash (US$)		Amount in common shares (US$)
At signing	$ 25,000	Paid	$ 20,000	Issued
July 24, 2008	25,000		25,000
January 24, 2009	30,000		35,000
July 24, 2009	30,000		47,500
January 24, 2010	35,000		55,000
July 24, 2010	35,000		65,000
January 24, 2011	40,000		70,000
July 24, 2011	40,000		87,500
January 24, 2012	45,000		90,000
July 24, 2012	45,000		105,000

Total	$ 350,000		$ 600,000

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Albelais Varela Option Agreement

On August 13, 2007, the Company signed an option agreement to purchase two mineral claims in the Santa Gertrudis Property by making the following cash payments:

	Amount in cash (US$)
At signing	$ 20,000	Paid
12 months	20,000
18 months	20,000
24 months	20,000
30 months	20,000
36 months	20,000
42 months	20,000
48 months	20,000
54 months	20,000
60 months	20,000
Final option payment	20,000

Total	$ 220,000

San Enrique and Greta Option

MetalQuest, the vendor of First Silver and Recursos, had granted an option to Minera Teck Cominco, S.A. de C.V. (“MTC”) whereby MTC can earn up to a 70% interest in certain mineral claims contiguous to the Santa Gertrudis property known as the San Enrique and Greta properties.  Under the terms of the QT, the Company has a right of first refusal option to purchase the San Enrique and Greta properties from MetalQuest by paying US$450,000 plus an additional US$20 per ounce over 45,000 ounces on the San Enrique and Greta properties that are reported in a NI 43-101 compliant geological resource report and that are in the measured and indicated category using a 1.5 gram per tonne cut off.  The amount due to exercise the option can be paid in common shares of the Company at its election.  The Company’s option will be only for a period of 120 days from the day MTC terminates its pre-existing option with MetalQuest.

On November 27, 2007, after MTC terminated its pre-existing option with MetalQuest, the Company signed a letter of intent to acquire the San Enrique and Greta properties, subject to applicable due diligence.  On March 11, 2008, the Company exercised its option and acquired San Enrique and Greta properties by issuing 307,429 common shares at a value of $1.44 per share.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

4.

MINERAL PROPERTIES - CONTINUED

Santa Gertrudis Property - Continued

Net Smelter Royalty

As a covenant with and lien on the Santa Gertrudis Property, when the Santa Gertrudis Property goes into production, the Company was subject to the following commitments:

•

Through a sales-purchase agreement entered into in March 2002 by First Silver, First Silver is committed to pay production royalties to the seller or whomever the latter may designate as beneficiary, equal to 2% of the Net Smelter Return.  This royalty is payable as to 1.33% to Queenstake Resources Ltd. and as to 0.67% to Campbell Resources Inc.

•

Through a sales-purchase agreement entered into in September 2002 by Recursos, Recursos is committed to pay production royalties to the seller or whomever the latter may designate as beneficiary as follows:

i)

Royalties equal to US$0.10 for every ton of ore extracted, until a maximum of US$2,000,000 is reached; and

ii)

Production royalties equal to 1% of the Net Smelter Return.

•

Net Smelter Return is defined as the fair market value of all products less all costs, charges and expenses paid or incurred by the Company with respect to such products; including those incurred after such products leave the property.

The Company purchased all of these Net Smelter Royalties by paying $87,500 cash in 2007 and issuing 50,000 common shares at a value of $1.25 per share on January 10, 2008. With these purchases, there are no remaining royalties on the Santa Gertrudis Property.

Bacanuchi

The Company entered into a letter of intent dated June 18, 2007, with the owner of the Bacanuchi property to acquire this property in consideration of issuing 400,000 common shares of the Company at a price of $0.50 per share.  $10,000 was advanced to the property owner for mining taxes.  The definitive purchase and sale agreement was completed in 2008 and the title has been registered with the authorities in Mexico.  The Exchange approved this transaction on July 12, 2007 and the shares were issued on April 11, 2008.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

4.

MINERAL PROPERTIES - CONTINUED

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as they are entirely dependent upon the discovery and economic recovery of ore reserves.  A breakdown of carrying values by period is as follows:

	July 31, 2007	Expenditures for the period	December 31, 2007	Expenditures for the period	March 31, 2008
	(Audited)		(Audited)		(Unaudited)
Santa Gertrudis Property
Acquisition costs	$ 5,407,041	$ -	$ 5,407,041	$ -	$ 5,407,041
Annual mining taxes	38,181	25,559	63,740	115,396	179,136
Camp and general	-	72,236	72,236	100,231	172,467
Environmental costs	2,409	-	2,409	-	2,409
Field costs	-	806	806	816	1,622
Foreign value added tax credit	120,072	27,776	147,848	32,544	180,392
Geology	7,477	45,397	52,874	93,850	146,724
Geophysical	27,496	67,562	95,058	169,041	264,099
Metallurgical consulting	-	-	-	5,646	5,646
Net smelter royalty payments	-	87,500	87,500	62,500	150,000
Office and administrative	12,218	105,320	117,538	6,761	124,299
Option payments	61,061	147,440	208,501	442,698	651,199
Resources calculation	-	8,223	8,223	19,109	27,332
Travel	-	33,738	33,738	39,291	73,029
Wages	-	110,954	110,954	78,062	189,016
	5,675,955	732,511	6,408,466	1,165,945	7,574,411
Bacanuchi
Mining property payments	13,387	-	13,387	-	13,387
Office and administrative	-	-	-	1,385	1,385
Option payments	10,673	-	10,673	-	10,673
Staking	-	-	-	11,562	11,562
	24,060	-	24,060	12,947	37,007
Total	$ 5,700,015	$ 732,511	$ 6,432,526	$ 1,178,892	$ 7,611,418

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

5.

EQUIPMENT

	March 31, 2008			December 31, 2007
	Cost	Accumulated amortization	Net book value	Net book value
			(Unaudited)	(Audited)

Vehicle	$ 18,420	$ 2,168	$ 16,252	$ 17,269
Office equipment	3,642	91	3,551	-
Exploration equipment	13,599	57	13,542	-
	$ 35,661	$ 2,316	$ 33,345	$ 17,269

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

6.

SHARE CAPITAL

a) Authorized:

Unlimited number of common shares without par value

b) Issued:

	Number of Shares	Amount	Contributed Surplus
Balance at July 31, 2006 (Audited)	1,000,000	$ 100,000	$ -

Initial public offering (“IPO”) (Note 6c)	1,500,000	300,000	-
Share issue cost – IPO (Note 6c)	-	(74,660)	18,977
Qualifying transaction (Note 3)	5,250,000	2,625,000	-
Finder’s fee (Note 3)	379,000	189,500	-
Private placements (Note 6d)	12,400,000	6,200,000	-
Agent’s commission (Note 6d)	455,000	227,500	-
Share issue costs (Notes 3 & 6d)	-	(348,940)	70,027
Exercise of IPO agent’s options (Note 6c)	150,000	48,977	(18,977)
Stock-based compensation (Note 6g)	-	-	37,608

Balance at July 31, 2007 (Audited)	21,134,000	9,267,377	107,635

Exercise of Agent’s and Finder’s warrants (Note 6d)	407,768	263,389	(39,117)
Option payment (Note 4)	21,739	20,000	-
Private placement (Note 6d)	2,500,000	2,500,000	-
Exercise of options (Note 6g)	120,000	42,051	(18,051)
Exercise of warrants (Note 6d)	160,000	160,000	-

Balance at December 31, 2007 (Audited)	24,343,507	12,252,817	50,467

Exercise of Agent’s and Finder’s warrants (Note 6d)	320,469	207,048	(30,791)
Option and net smelter royalty payments (Note 4)	357,429	505,198	-
Qualifying transaction (Note 3)	153,295	254,700	-
Exercise of options (Note 6g)	2,500	1,725	(475)
Exercise of warrants (Note 6d)	1,051,422	1,051,422	-
Stock-based compensation (Note 6g)	-	-	246,109

Balance at March 31, 2008 (Unaudited)	26,228,622	$ 14,272,910	$ 265,310

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

6.

SHARE CAPITAL - CONTINUED

c) Initial Public Offering:

The Company filed its final prospectus with the British Columbia and Alberta Securities Commissions on October 27, 2006, in order to offer to the public in British Columbia and Alberta a minimum of 1,500,000 common shares at a price of $0.20 per share for total gross proceeds of $300,000. The final Mutual Reliance Review System for Prospectuses decision document was issued on October 30, 2006.  On December 12, 2006, the Company closed its IPO and the common shares of the Company began trading on the Exchange on December 14, 2006 under the symbol “DCP.P” as a Capital Pool Company.

Leede Financial Markets Inc., the agent for the Company’s IPO, was paid a corporate finance fee of $7,500 and a commission of $30,000 in cash and was issued 150,000 agent’s options with an exercise price of $0.20 per share, expiring on December 14, 2008, with a fair value of $18,977.  Another $18,183 was paid for other expenses related to the IPO. In July 2007, the 150,000 agent’s options were exercised.

d) Private Placements:

On May 9, 2007, the Company closed the brokered portion of the private placement related to completion of its QT for gross proceeds of $3,250,000. This financing was arranged by Pacific International Securities Inc. (the “Agent”) who acted as the Agent for the brokered private placement. The Company issued 6,500,000 subscription receipts of the Company (the “Subscription Receipts”) at $0.50 per Subscription Receipt.

The Company also closed the non-brokered portion of the private placement for gross proceeds of $2,950,000 on May 12, 2007 and issued 5,900,000 Subscription Receipts of the Company at $0.50 per Subscription Receipt.

The total gross proceeds for these two financings was $6.2 million and was released to the Company upon the completion of the QT.

The Subscription Receipts were converted into a unit (a “Unit”) upon the closing of the QT. Each Unit consists of one common share and one half of a transferable common share purchase warrant. Each whole warrant allows the holder to purchase one additional share for a period of 24 months at $1.00.  The four-month hold period on these Subscription Receipts began on the date that the financings closed and expired on September 9 and September 12, 2007.

As consideration for its services, the Agent received 455,000 Units as commission and was issued 650,000 agent’s warrants (the “Agent’s Warrants”) entitling the Agent to purchase 650,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $62,353.

The Company also paid a finder’s fee to Leede Financial Markets Inc. (the “Finder”) of $28,000 in cash and 80,000 Finder’s warrants entitling the Finder to purchase 80,000 common shares at an exercise price of $0.55 per share until July 5, 2009, with a fair value of $7,674. Another $23,413 was paid for other expenses related to the private placements.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

6.

SHARE CAPITAL - CONTINUED

d) Private Placements - Continued:

During the five months ended December 31, 2007, a total of 407,768 Agent’s warrants and Finder’s warrants were exercised.  A fair value of $39,117 was recognized on these exercised warrants.  Another 160,000 warrants were exercised at $1.00.

On December 21, 2007, the Company completed a non-brokered private placement for gross proceeds of $2,500,000 by issuing 2,500,000 Units at $1.00 per Unit.  Each Unit is comprised of one common share and one-half of one non-transferable common share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share for a period of 18 months at a price of $1.50 per common share.  $370,000 was received in January 2008.

During the three months ended March 31, 2008, a total of 320,469 Agent’s warrants and Finder’s warrants were exercised.  A fair value of $30,791 was recognized on these exercised warrants.  Another 1,051,422 warrants were exercised at $1.00.

e) Escrow Shares:

1,000,000 seed shares were placed in escrow in accordance with the escrow agreement dated October 20, 2006; 1,500,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007; and 2,540,850 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under all these escrow agreements, 10% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 15% will be released on the dates 6 months, 12 months, 18 months, 24 months, 30 months and 36 months following the initial release.  1,260,213 shares have been released as of March 31, 2008, leaving a balance of 3,780,637 shares held in escrow.

379,000 shares were placed in escrow in accordance with escrow agreements dated July 5, 2007.  Under this escrow agreement, 49% of the escrowed common shares was released from escrow on the issuance of the Final Exchange Bulletin and an additional 17% will be released on the dates 12 months, 24 months and 36 months following the initial release.  185,710 shares have been released as of March 31, 2008, leaving a balance of 193,290 shares held in escrow.

The total number of shares held in escrow at March 31, 2008 was 3,973,927.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

6.

SHARE CAPITAL - CONTINUED

f) Performance Bonus Pool:

The Company has reserved 2 million common shares (“Bonus Shares”) for future issuance as a performance bonus pool contingent upon the earlier of (a) the completion of a NI 43-101 compliant geological resource report that identifies a measured, indicated and inferred mineral resource totaling collectively greater than 2.7 million gold equivalent ounces, subject to various conditions, the first 1 million of which will be issued upon the expansion of the gold equivalent resource to 1.7 million ounces; (b) the day an independent arm’s length third party completes a takeover bid or otherwise acquires over 70% of the issued and outstanding shares of the Company; and (c) the day the Santa Gertrudis Property is sold by the Company to an independent third party, 2,000,000 Bonus Shares or, to the extent that any Bonus Shares have been issued pursuant to (a) above, such lesser number of Bonus Shares such that the total of all Bonus Shares issued to the recipients does not exceed 2,000,000.

g) Stock Options:

The Company has established a stock option plan for its directors, officers and consultants under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding common shares of the Company.  On December 14, 2006, the Company granted a total of 250,000 options to the directors with the closing of its IPO with an exercise price of $0.20 per share.  In addition, another 1,575,000 options at $0.50 per share were granted to the directors, officers, advisors and consultants with the closing of its Qualifying Transaction.  These options are non-transferable and will expire on the fifth anniversary of their date of issue if unexercised.

The Company also granted 150,000 agent’s options on December 14, 2006 upon the closing of its IPO which options were exercisable at $0.20 per share for a period of 24 months (Note 6c).  These options were exercised in July 2007.

During the three months ended March 31, 2008, 75,000 options were granted to a consultant of the Company at a purchase price of $1.60 per share, expiring on January 15, 2013. 2,500 options at $0.50 per share were exercised.  A fair value of $475 was recognized on these exercised options.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

6.

SHARE CAPITAL - CONTINUED

g) Stock Options - Continued:

Options outstanding at March 31, 2008 and December 31, 2007 were as follows:

	March 31, 2008		December 31, 2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of period	1,705,000	$ 0.48	1,825,000	$ 0.46
Granted – consultant	75,000	1.60	-	-
Exercised	(2,500)	(0.50)	(120,000)	(0.20)

Outstanding, end of period	1,777,500	$ 0.52	1,705,000	$ 0.48

As at March 31, 2008, the Company had the following options outstanding:

Expiry Date	Number of Options		Exercise Price
December 14, 2011	130,000		$0.20
July 12, 2012	1,572,500	(1)	$0.50
January 15, 2013	75,000		$1.60

	1,777,500		$0.48

(1)  Subsequently, 5,000 options expired.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

6.

SHARE CAPITAL - CONTINUED

h) Warrants:

Warrants outstanding at March 31, 2008 and December 31, 2007 were as follows:

	Number of Warrants	Weighted Average Exercise Price

Outstanding, July 31, 2007	7,157,500	$ 0.95

Granted	1,250,000	1.50
Exercised	(567,768)	0.68
Outstanding, December 31, 2007	7,839,732	1.06

Exercised	(1,371,891)	0.89
Outstanding, March 31, 2008	6,467,841	$ 1.10

As at March 31, 2008, the Company had the following warrants outstanding:

Expiry Date	Number of Warrants		Exercise Price
June 21, 2009	1,250,000		$1.50
July 5, 2009	1,763		$0.55
July 5, 2009	5,216,078	(1)	$1.00
	6,467,841

(1)  Subsequently, 30,000 warrants were exercised.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

7.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2008, the Company:

a)  incurred an expense of $1,500 (three months ended April 30, 2007 - $Nil) for rent to a private company controlled by a director of the Company.

a)

incurred an expense of $34,500 (three months ended April 30, 2007 - $Nil) for management and accounting services to a private company controlled by a director of the Company.

As at March 31, 2008, a total of $18,343 (December 31, 2007 - $16,718) was owed to a director, an officer and a private company controlled by a director of the Company for expense reimbursements and fees.

8.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

a)

During the three months ended March 31, 2008, the Company received interest income in cash for $38,675 (three months ended April 30, 2007 - $Nil).

a)

The Company issued a total of 357,429 common shares valued at $505,198 for an option payment and a net royalty smelter purchase payment (Note 4).

b)

The Company issued 153,295 common shares valued at $254,700 for 50% of the first anniversary Qualifying Transaction payment of US$500,000 (Note 3).

9.

COMMITMENTS AND CONTINGENCIES

The Company is committed to pay US$15,000 each quarter to a private company for corporate development work for 12 months from July 6, 2007 to July 5, 2008, and thereafter US$500 per month from July 6, 2008 to July 5, 2009.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

10.

SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	Mexico	Total
Three months ended March 31, 2008
Loss for the period	$(439,948)	$(429)	$(440,377)
Capital expenditures	$-	$574,378	$574,378

Three months ended April 30, 2007
Loss for the period	$(19,062)	$-	$(19,062)
Capital expenditures	$-	$-	$-

As at March 31, 2008
Assets	$7,516,652	$7,751,492	$15,268,144

As at December 31, 2007
Assets	$7,052,490	$6,256,135	$13,578,626

11.

FINANCIAL INSTRUMENTS

The fair values of the Company’s cash and cash equivalents, amounts receivable, prepaid expenses, accounts payables and accrued liabilities and Due to MetalQuest Minerals Inc. approximate their carrying values.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Currency risk

The Company’s property interests in Mexico make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows.  The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies.  The Company does not invest in foreign currency contracts to mitigate the risks.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

11.

FINANCIAL INSTRUMENTS – CONTINUED

(b)

Credit risk

The Company’s cash and cash equivalents are held in a Canadian financial institution.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s amount receivable consists primarily of goods and services tax due from the federal government of Canada.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

(d)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

(e)

Commodity price risk

The ability of the Company to develop its mineral properties and the future profitability of the Company are directly related to the market price of gold.  The Company has not hedged any of its future gold sales.  The Company’s input costs are also affected by the price of fuel.  The Company closely monitors gold and fuel prices to determine the appropriate course of action to be taken by the Company.

ANIMAS RESOURCES LTD.

(formerly Deal Capital Ltd.)

Notes to Consolidated Financial Statements

For the three months ended March 31, 2008

(Unaudited)

12.

MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (see Note 6).  The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through its current operating period.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-FR and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Animas Resources Ltd.

Registrant

Dated: August 11, 2008

By /s/ Gregory E.McKelvey______________________

Gregory E. McKelvey, President/CEO/Director

Dated: August 11, 2008

By /s/ Winnie Wong_____________________________

Winnie Wong, CFO/Secretary